--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SYNAVANT INC.
                           (Name of Subject Company)

                                 SYNAVANT INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   87157A105
                     (CUSIP Number of Class of Securities)

                                WAYNE P. YETTER
                                 SYNAVANT INC.
                      3445 PEACHTREE ROAD, NE, SUITE 1400
                             ATLANTA, GEORGIA 30326
                                 (404) 841-4000

  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                WITH COPIES TO:

       ELIZABETH O. DERRICK, ESQ.                  VINCENT J. NAPOLEON, ESQ.
  WOMBLE CARLYLE SANDRIDGE & RICE, PLLC                  SYNAVANT INC.
       1201 WEST PEACHTREE STREET                   3445 PEACHTREE ROAD, NE
               SUITE 3500                                 SUITE 1400
         ATLANTA, GEORGIA 30309                     ATLANTA, GEORGIA 30326
             (404) 872-7000                             (404) 841-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the company that is the subject of this Solicitation/Recommendation Statement on Schedule 14D-9 is SYNAVANT Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 3445 Peachtree Road, NE, Suite 1400, Atlanta, Georgia 30326 and its telephone number is (404) 841-4000.

     This statement relates to the Company's common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"). As of May 12, 2003, there were 15,242,578 Shares outstanding, and there were approximately 4,020 holders of record of Shares.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This statement relates to the tender offer by Amgis Acquisition Co. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Dendrite International, Inc., a New Jersey corporation ("Dendrite"), to purchase all outstanding Shares for $3.22 per Share, net to each selling stockholder in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 16, 2003 and amended on May 21, 2003 (as amended, the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Purchaser has described the Offer in a Tender Offer Statement on Schedule TO (as may be amended from time to time, the "Schedule TO") that it filed with the Securities and Exchange Commission (the "SEC") on May 16, 2003, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on May 21, 2003. The Offer to Purchase is filed as Exhibit (a)(1)(A) to the Schedule TO that is being mailed to the Company's stockholders.

     Purchaser is making the Offer pursuant to an Agreement and Plan of Merger dated as of May 9, 2003 among Dendrite, Purchaser and the Company, filed as Exhibit (e)(1) to this statement and incorporated herein by reference and Amendment No. 1 to Agreement and Plan of Merger dated as of May 16, 2003, filed as Exhibit (e)(2) to this statement and incorporated herein by this reference (as amended, the "Merger Agreement"). The Merger Agreement provides, among other things, that, as soon as practicable after the consummation of the Offer, and in accordance with the Delaware General Corporation Law, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation of the merger and as a wholly-owned subsidiary of Dendrite (the "Merger"). At the effective time of the Merger, each outstanding Share will be converted into the right to receive $3.22 in cash, without interest, except for treasury Shares held by the Company, Dendrite or Purchaser and Shares held by the Company's stockholders who are entitled to demand and properly demand appraisal of their Shares pursuant to, and who comply in all respects with the provisions of, Section 262 of the Delaware General Corporation Law relating to dissenters' rights of appraisal. The Merger is subject to the satisfaction or waiver of certain conditions, as described more fully below and in the Merger Agreement.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Dendrite or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Purchaser or Dendrite or obtained from reports or statements filed by Purchaser or Dendrite with the SEC, including, without limitation, the Schedule TO, and the Company has not independently verified such information.

     The Schedule TO states that the principal executive offices of Dendrite and Purchaser are located at 1200 Mt. Kemble Avenue, Morristown, New Jersey 07960-6797 and their telephone number is (973) 425-1200.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

GENERAL

     You should be aware of potential conflicts of interest and the benefits available to the Company's directors and officers as a result of the Offer and the Merger when considering the Company's Board of Directors' recommendation to stockholders to tender their Shares in the Offer. As a result, the Company's directors and officers may have interests in the Offer and the Merger that are different from, or in addition to, the interests of other stockholders.

     Except as set forth in this Item 3 or in the Information Statement attached hereto as Annex A or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and

     - the Company's executive officers, directors or affiliates, or

     - Purchaser's executive officers, directors or affiliates.

MERGER AGREEMENT

     A description of the Merger Agreement as contained under Section 10 ("Background of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated into this statement by reference. The Company qualifies the description of the Merger Agreement in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this statement and is incorporated herein by reference and Amendment No. 1 thereto, a copy of which is filed as Exhibit (e)(2) to this statement and is incorporated herein by reference.

CREDIT FACILITY

     On May 16, 2003, the Company and Dendrite entered into a credit facility (the "Credit Facility"). Pursuant to the Credit Facility, the Company may borrow up to an aggregate of $15.0 million; provided that prior to June 1, 2003, such borrowings may not exceed $6.0 million in the aggregate, and during the period between June 1, 2003 and June 30, 2003, such borrowings may not exceed $9.0 million in the aggregate. At such time as the Company's borrowings under the Credit Facility exceed $5.0 million, the Company will grant to Dendrite a lien and security interest upon and against all of the Company's assets. In the event the Company terminates the Merger Agreement or approves a superior proposal from a third party to acquire the Company, the principal and interest due under the Credit Facility will become immediately due and payable. This summary of the material terms of the Credit Facility is qualified in its entirety by reference to the Credit Facility, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     The Company and Dendrite entered into a confidentiality agreement (the "Confidentiality Agreement"), effective as of August 14, 2002, in connection with the consideration of a possible negotiated transaction regarding the acquisition of the Company by Dendrite. Under the Confidentiality Agreement, Dendrite agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company, and the Company agreed, subject to certain exceptions, to keep confidential any non-public information concerning Dendrite. This summary of the material terms of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed herewith as Exhibit (e)(5) and incorporated herein by reference.

SETTLEMENT AGREEMENT

     The Company, Dendrite and each member of the Company's Board of Directors entered into a Settlement Agreement dated May 9, 2003, which provides that the lawsuit filed by Dendrite, on April 21, 2003 in the Delaware Court of Chancery, against the Company and each member of the Company's Board of

Directors will be suspended pending, at the earlier to occur of: (1) the acceptance for payment of shares and (2) the termination of the Merger Agreement other than pursuant to section 8.1(d), (e), (f) or (g) thereof, at which time the lawsuit will be terminated and the claims thereunder released. This summary of the material terms of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, a copy of which is filed herewith as Exhibit (e)(4) and incorporated herein by reference.

CHANGE-IN-CONTROL AGREEMENTS

     Certain Amended and Restated Change in Control Agreements between the Company and certain executive officers are described in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2003, under the caption "Change in Control Agreements." The Proxy Statement is filed as Exhibit
(e)(17) to this statement and is incorporated herein by reference.

EMPLOYMENT AGREEMENTS

     Certain Employment Agreements between the Company and certain executive officers are described in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2003, under the caption "Employment Agreements." The Proxy Statement is filed as Exhibit (e)(17) to this statement and is incorporated herein by reference.

EMPLOYEE PROTECTION PLAN

     The Company's Amended and Restated Employee Protection Plan is described in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2003, under the caption "Employment Protection Plan." The Proxy Statement is filed as Exhibit (e)(17) to this statement and is incorporated herein by reference.

EFFECT ON STOCK OPTIONS AND RESTRICTED STOCK UNITS

     The Merger Agreement provides that each outstanding and unexercised option to purchase Shares, whether vested or unvested, will be cancelled immediately prior to the effective time of the Merger. In exchange for each cancelled option, whether vested or unvested, the holder of that option will receive from the Company an amount in cash equal to the result of multiplying the total number of Shares previously subject to the unexercised, cancelled option by the difference between $3.22 and the per Share exercise price of that option, if less than $3.22, less any required withholding taxes.

     The Merger Agreement provides that each outstanding restricted stock unit will be cancelled prior to the effective time of the Merger. In exchange for each cancelled restricted stock unit, the holder will receive from the Company an amount in cash equal to the result of multiplying the total number of Shares previously subject to the restricted stock unit by $3.22, less any required withholding taxes.

INDEMNIFICATION AND INSURANCE

     The Merger Agreement provides that the Company, as the corporation surviving the Merger, and Dendrite will indemnify the officers, directors and employees of the Company and its subsidiaries (the "Indemnified Persons") for their acts and omissions occurring prior to or after the effective time of the Merger, including to the same extent as currently provided in the Company's Certificate of Incorporation and Bylaws, including specifically acts and omissions occurring in connection with the negotiation, approval, performance and termination, as applicable of the Purchase Agreement dated March 16, 2003 between CEGEDIM SA ("CEGEDIM") and the Company (the "Purchase Agreement"), the Agreement and Plan of Merger dated April 12, 2003 (the "CEGEDIM Merger Agreement") among the Company, CEGEDIM and Jivago Acquisition Corp. ("Jivago"), and the transactions contemplated by those agreements. The existing indemnification obligations of the Company with respect to the Indemnified Persons and the existing provisions relating to payment of fees and expenses will survive the Merger and shall be observed by the Company, as the corporation surviving the Merger, to the fullest extent available under Delaware law.

     The Merger Agreement also provides that from the completion of the Merger until the sixth anniversary of the completion of the Merger, Dendrite shall cause the Company to, and the Company will maintain in effect, for the benefit of the Indemnified Persons, the existing policy of directors' and officers' liability insurance maintained by the Company (the "D&O Insurance"), provided that:

     - Dendrite may substitute for the D&O Insurance a policy or policies of comparable coverage;

     - the obligations of Dendrite and the Company will be deemed to have been satisfied if Dendrite causes the Company to procure a six-year tail policy, available to the Company under the D&O Insurance policy;

     - if the D&O Insurance expires or is cancelled during such period, Dendrite and the Company will use their commercially reasonable efforts to obtain substantially similar D&O Insurance with a reputable insurer;

     - Dendrite will not be required to pay annual premiums for the D&O Insurance (or any substitute policies) in excess of an amount equal to 275% of the last annual premium paid by the Company immediately prior to the Merger; and

     - in the event the annual premium for the D&O Insurance would exceed the limit described above, Dendrite or the Company will use their commercially reasonable best efforts to obtain a policy with the greatest coverage available for an annual cost not exceeding such limit.

     In addition, the Merger Agreement provides that if Dendrite, the Company or any of their respective successors or assigns consolidates with or merges into any other party and is not the continuing or surviving corporation of such consolidation or merger, or transfers or conveys all or substantially all of their respective properties and assets to any party, then, to the extent necessary to effectuate the purposes of the provisions of the Merger Agreement described above, proper provisions will be made so that the successors and assigns of Dendrite or the Company assume the obligations in these provisions of the Merger Agreement.

REPRESENTATION ON THE COMPANY'S BOARD OF DIRECTORS

     The Merger Agreement provides that promptly upon the purchase of and payment for a number of Shares by Purchaser that represents at least a majority of the outstanding Shares on a diluted basis pursuant to the Offer, Dendrite will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of:

     - the total number of directors on the Company's Board of Directors (giving effect to any increase in the number of authorized directors pursuant to the Merger Agreement); and

     - the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding.

     "On a diluted basis" means the number of Shares outstanding, together with the Shares that the Company may be required to issue pursuant to warrants, options, restricted stock units or obligations outstanding at that date under employee stock or similar benefit plans, or otherwise to the extent that the exercise prices or strike prices in respect of such warrants, options, restricted stock units or obligations are less than $3.22.

     At Dendrite's request on or after the date on which the Offer is consummated, the Company will use its reasonable best efforts to take all actions (including, to the extent necessary, obtaining resignations of incumbent directors and increasing the number of authorized directors) necessary to cause Dendrite's designees to be elected or appointed to the Company's Board of Directors. In connection with the designation by Dendrite of individuals to serve on the Company's Board of Directors, the Company shall (to the extent requested by Dendrite and permitted by applicable law and the rules of The Nasdaq National Market) use its reasonable best efforts to cause individuals designated by Dendrite to constitute the number of members, rounded up to the next whole number, on (a) each committee of the Company's Board of Directors (to the extent permitted by applicable law or exchange regulation); and (b) the board of directors of each subsidiary of the Company (and each committee thereof) that represents at least the same percentage as individuals designated by Dendrite represented on the Company's Board of Directors.

     The Merger Agreement also provides that the Company shall use its reasonable best efforts to ensure that, at all times prior to the effective time of the Merger, at least one member of the Company's Board of Directors is an individual who was a director of the Company on the date of the Merger Agreement (the "Continuing Director"), except that if at any time prior to the effective time of the Merger no Continuing Director then remains, then the Company's Board of Directors shall designate an individual to serve on the Company's Board of Directors who is not an officer, employee or affiliate of the Company, Dendrite or Purchaser, and who will be deemed to be a Continuing Director for all purposes.

TREATMENT OF COMPANY BENEFIT PLANS; SEVERANCE PLANS

     The Merger Agreement provides that for at least a year after the effective time of the Merger, Dendrite or the Company, as the corporation surviving the Merger, shall provide Company employees with compensation and welfare and pension benefits that in the aggregate are substantially comparable to those provided to the employees immediately prior to the effective time of the Merger. Dendrite will, to the extent allowed, credit employees for periods of service with the Company and its subsidiaries for eligibility and vesting purposes under any benefit plans of Dendrite or its affiliates in which the employees are offered the opportunity to participate. However, neither Dendrite nor the Company, as the corporation surviving the Merger, is restricted from terminating the employment of Company employees following the effective time of the Merger.

     The Merger Agreement also provides that the Company's severance obligations shall be assumed and maintained by Dendrite for at least one year after the effective time of the Merger. Dendrite or the Company, as the corporation surviving the Merger, shall make severance-related payments to:

     - any Company employee who is terminated by Dendrite or the Company during such one-year period in accordance with the terms of the severance policies; and

     - if required by law or by the terms of the severance policies, any Company employee who does not accept employment with Dendrite or the Company or objects to transfer under local labor laws, or whose employment does not continue by operation of law.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     The Company's Board of Directors has unanimously:

     - determined that the Merger Agreement, the Offer, and the Merger are advisable and in the best interests of the Company and its stockholders;

     - determined that it had received a Superior Proposal, of $2.83 per Share, as compared to the CEGEDIM offer, of $2.30 per Share, pursuant to the provisions of the CEGEDIM Merger Agreement, which was subsequently terminated;

     - determined that the Offer was superior to the proposal of $3.15 per Share which had been submitted by CEGEDIM; and

     - recommended that the Company's stockholders tender their Shares in the Offer.

BACKGROUND

     During the course of 2001, the Company received informal inquiries from companies, including Dendrite, regarding their interest in potentially pursuing a strategic transaction with the Company. The Company entered into mutual non-disclosure agreements with each of these companies and entertained informal discussions with them regarding potential strategic transactions. On December 27, 2001, the Company engaged a financial adviser ("Prior Adviser") to assist it in identifying and assessing potential strategic alternatives available to the Company. This action was initiated in light of the uncertainty concerning the

Company's relationship with Siebel Systems, Inc. that was being renegotiated at the time, potential customer losses due to transitions from the Company's legacy software and intense competition for customer relationship management service opportunities in the pharmaceutical market from large consulting firms and other technology service companies. Upon the engagement of Prior Adviser, contacts with interested parties were coordinated as part of the assessment of strategic alternatives and Prior Adviser attempted to develop a larger list of potential transaction partners. These efforts ultimately resulted in expressions of interest from two companies, one of which was Dendrite, to acquire the Company. In both cases, after further discussions, the parties were not able to reach agreement on terms for a transaction.

     On July 23, 2002, the Company's Board of Directors authorized the Company to execute an engagement letter with Alterity Partners, LLC ("Alterity") for Alterity to act as the Company's financial advisor and to develop a broader list of potential transaction partners. Based in part upon discussions with Alterity, the Company decided to consider an approach that would attempt to enhance stockholder value through separate transactions for the Company's Technology and Interactive Marketing Divisions.

     Between July 2002 and September 2002, Alterity contacted 52 companies that had been identified as potential acquirors of the Company's Interactive Marketing Division and 76 companies that had been identified as potential acquirors of the Company's Technology Division. Of these companies, 13 received information on both Divisions.

     On July 30, 2002, during a regular meeting of the Company's Board of Directors, management updated the Board with respect to the Company's activity in pursuing various strategic alternatives. The Board authorized management to continue to explore strategic alternatives.

     Between September 26, 2002 and October 9, 2002, Alterity received preliminary indications of interest from 12 prospective buyers of the Company's Interactive Marketing Division. Alterity also received preliminary indications of interest from three prospective buyers of the Company's Technology Division.

     On October 17, 2002, during a special telephonic meeting of the Company's Board of Directors, representatives from Alterity reviewed with the Company's Board of Directors the bid solicitation process and described the indications of interest received for the purchase of the Company's Interactive Marketing and Technology Divisions, including the range of proposed prices received. The preliminary indications of interest that the Company received were evaluated with respect to proposed consideration, form of consideration and structure of transaction, requests for financing and other contingencies, probability of receiving a final offer, likelihood of closing a transaction, the ability of the bidder to finance an acquisition and the strategic importance of the Interactive Marketing Division to the bidder. Based on these criteria, the Company's Board of Directors determined that eight potential buyers who expressed interest in purchasing the Interactive Marketing Division would be invited to receive management presentations and perform due diligence and three potential buyers of the Technology Division would be invited to receive management presentations and perform due diligence. Management briefed the Company's Board of Directors on the schedule of meetings and presentations with prospective buyers who were invited to receive management presentations.

     Between October 22, 2002 and November 18, 2002, the Company conducted management presentations for seven prospective buyers of the Company's Interactive Marketing Division and three prospective buyers of the Company's Technology Division. The prospective buyers conducted legal and business due diligence during this period as well.

     On October 29, 2002, the Company's Board of Directors held a regularly scheduled meeting. Management provided an update of management presentations and due diligence activities by the prospective buyers to date and Alterity provided a review of the ongoing discussions with potential buyers, focusing on the factors discussed at the prior meeting of the Company's Board of Directors. Additionally, Alterity provided an overview of the status of the management presentations process and potential structures to be used in facilitating a strategic transaction. Representatives from PricewaterhouseCoopers LLP provided an overview of the transaction structure as well as certain tax issues that would be involved in completing an asset sale. The Company's counsel discussed certain legal issues involved in the transaction structures under consideration. Management reviewed with the Company's Board of Directors various options and paths for structuring the transaction. At this meeting, the Company's Board of Directors indicated its preference for transaction structures involving a disposition of the Company's Interactive Marketing Division in an asset sale to be followed by the disposition of the Company's Technology Division pursuant to a sale of the Company as a whole including the assumption of the Company's liabilities, rather than selling the assets of the Technology Division.

     On November 11, 2002, the Company's Board of Directors held a special telephonic meeting. Alterity reported that the management presentations to prospective buyers had been completed and that requests for final bids and accompanying bid guidelines were expected to be issued shortly to prospective buyers of the Technology Division and the Interactive Marketing Division.

     In response to the request for final bids, on November 15, 2002, the Company received a cash bid from one prospective buyer of the Technology Division ("Tech Division Bidder") structured as an acquisition of all the equity of the Company after the consummation of the contemplated sale of the assets of the Company's Interactive Marketing Division.

     On November 17, 2002, at the request of the Company, Alterity distributed requests for final bids and accompanying bid guidelines to prospective buyers of the Company's Interactive Marketing Division.

     On November 18, 2002, the Company's Board of Directors held a special telephonic meeting. Management provided the Company's Board of Directors with a status review of the strategic alternatives process and advised that only one bid had been received for the entire Technology Division. Alterity provided the Company's Board of Directors with an overview of the Tech Division Bidder's proposed transaction, including a review of certain areas of concern expressed by the Tech Division Bidder and the Tech Division Bidder's desire to be the exclusive bidder for the Technology Division. The Company's legal counsel discussed with the Company's Board of Directors certain legal issues, including the issue of granting exclusive negotiating rights in the current circumstances. The Company's Board of Directors determined that the Company would not enter into an exclusive arrangement with the Tech Division Bidder, but did authorize management to explore and enter into alternative arrangements such as expense reimbursement arrangements.

     In response to the request for final bids on the Interactive Marketing Division, on November 25, 2002, the Company received three proposals. That same day, the Company entered into a letter of intent with the Tech Division Bidder regarding the acquisition of the Technology Division, pursuant to which, among other things, the Company agreed to reimburse the Tech Division Bidder in certain circumstances for a portion of its expenses incurred in investigating a transaction with the Company.

     On November 26, 2002, during a regular meeting of the Company's Board of Directors, Alterity reviewed the bidding process to date and presented an analysis of the proposals submitted for the sale of the Interactive Marketing Division. Management indicated that in its view CEGEDIM's cash bid offered the most value for the Interactive Marketing Division. The Company's legal counsel provided an overview of the legal structure of the proposed transaction as well as the regulatory approvals that may be needed in connection with the proposed transaction. The Company's Board of Directors authorized management to pursue CEGEDIM's bid and enter into a similar arrangement with CEGEDIM as it had entered into with the Tech Division Bidder.

     On December 5, 2002, the Company entered into a letter of intent with CEGEDIM regarding the acquisition of the Interactive Marketing Division, pursuant to which, among other things, the Company agreed to reimburse CEGEDIM in certain circumstances for a portion of its expenses incurred in investigating a transaction with the Company.

     Thereafter, and throughout December 2002 and January 2003, CEGEDIM conducted extensive due diligence with respect to the Company's Interactive Marketing Division and the Tech Division Bidder conducted extensive due diligence with respect to the Company's Technology Division and other assets and liabilities of the Company. In connection with this process, representatives of the Company held numerous meetings and conferences with representatives of CEGEDIM to discuss detailed terms of the proposed transaction. Representatives of the Company also held numerous meetings and conferences with representatives of the Tech Division Bidder.

     On December 17, 2002, the Company's Board of Directors held a special telephonic meeting. Management and Alterity provided the Company's Board of Directors with a status review of the strategic alternatives process. The Company's legal counsel discussed with the Company's Board of Directors certain legal issues with respect to the proposed transactions.

     On February 7, 2003, Dendrite submitted an unsolicited proposal to acquire all of the Company, including the Interactive Marketing Division, in a merger at a nominal price of $1.60 per share, based on capitalization information regarding the Company that it possessed at the time and subject to certain specified contingencies. Dendrite noted that it would be amenable to offering a portion of the consideration in cash.

     Also on February 7, 2003, the Company's Board of Directors held a special telephonic meeting. Management provided the Company's Board of Directors with a status review of the bids for the Interactive Marketing Division and the Technology Division. Based on their mutual concern that the Tech Division Bidder's proposal might not result in an attractive transaction, management and Alterity reviewed alternatives to the Tech Division Bidder's proposal with the Company's Board of Directors, including operating the Company's Technology Division as a stand-alone operation, a restructuring analysis and an assessment of valuation on those bases. Management recommended to the Company's Board of Directors that the Company continue to engage the Tech Division Bidder in discussions to determine if its proposal could become an acceptable offer regarding the acquisition of the Company's Technology Division. Management also discussed with the Company's Board of Directors the proposal that was received from Dendrite. The Company's legal counsel discussed with the Company's Board of Directors its fiduciary duties and obligations under existing agreements with respect to its consideration of strategic alternatives, including the transaction proposed in the letter from Dendrite with respect to its proposed acquisition of the Company. The Company's Board of Directors determined that pursuit of the proposal by Dendrite would likely result in substantial delays to the completion of a transaction and the withdrawal by CEGEDIM of its proposal to acquire the Interactive Marketing Division and that the Company should not pursue it at that time.

     On February 10, 2003, the Company received a second unsolicited letter from Dendrite, pursuant to which Dendrite increased its offer to acquire all of the Company for a nominal merger consideration of $1.70 per share. Again this was based on capitalization information regarding the Company that it possessed at the time and would consist of 80% of Dendrite's common stock and 20% of cash. The following day, Dendrite submitted to the Company an unsolicited revised bid to acquire the Company for cash and equity consideration in the aggregate of $29 million.

     On February 17, 2003, the Company's Board of Directors held a special telephonic meeting. Management provided the Company's Board of Directors with a status review of the negotiations with CEGEDIM and Tech Division Bidder. In addition, management and Alterity reviewed with the Company's Board of Directors the letters received from Dendrite containing its proposals to acquire the Company for a mix of cash and stock. The Company's legal counsel discussed with the Company's Board of Directors its fiduciary duties and its obligations under existing agreements with respect to its consideration of strategic alternatives, including the transaction proposed in the letters from Dendrite. The Company's Board of Directors reiterated its earlier conclusion that pursuit of the Interactive Marketing transaction with CEGEDIM was preferable because it allowed the Company's management more flexibility in seeking a strategic transaction involving its technology division that would maximize value for the Company's stockholders, was subject to fewer contingencies and had a shorter time to, and higher certainty of, closing. In addition, based on communications to the Company from CEGEDIM, the Company's Board of Directors believed that pursuing Dendrite's proposal at that time would seriously jeopardize the Company's ability to negotiate definitive terms of a sale of the Interactive Marketing Division to CEGEDIM. As a result, the Company's Board of Directors determined that the Company should not pursue the proposal by Dendrite at that time.

     On February 19, 2003, for the reasons cited at the February 17, 2003 meeting of the Company's Board of Directors, the Company delivered a letter to Dendrite, confirming an earlier oral communication, indicating that the Company did not intend to pursue Dendrite's February 11, 2003 offer.

     On February 27, 2003, representatives of CEGEDIM met with representatives of the Company to discuss certain issues identified by CEGEDIM in its due diligence process.

     On February 28, 2003, during a regular meeting of the Company's Board of Directors, management and Alterity provided the Company's Board of Directors with a status review of the discussions with CEGEDIM and the Tech Division Bidder. The Company's legal counsel discussed with the Company's Board of Directors legal issues and potential contract terms regarding the potential transaction with CEGEDIM.

     Throughout February, representatives of the Company and representatives of CEGEDIM met and held conferences frequently to continue to negotiate the terms of a purchase of the Company's Interactive Marketing Division by CEGEDIM. In addition, representatives of the Company and representatives of the Tech Division Bidder continued discussing a number of potential transactions to acquire all or a part of the Company after consummation of the Interactive Marketing Division.

     On March 3, 2003, Dendrite submitted another unsolicited letter to the Company reiterating its bid to purchase the entire Company for $29 million, but increased the amount of cash offered to 40% of the merger consideration, with the remaining 60% to consist of Dendrite's common stock.

     On March 5, 2003, after further due diligence with respect to the issues raised by CEGEDIM on February 27 and discussions between the parties, the parties tentatively agreed to a $43.5 million purchase price for substantially all of the Interactive Marketing Division's assets, pending the resolution of other issues.

     Between March 5, 2003 and March 16, 2003, representatives of the Company and CEGEDIM continued to negotiate the detailed terms of the proposed transaction.

     On March 10, 2003, during a regular meeting of the Company's Board of Directors, management discussed with the Company's Board of Directors the status of negotiations with CEGEDIM, including the discussions culminating in the proposed $43.5 million price, and the latest proposal from Dendrite. The Company's legal counsel discussed with the Company's Board of Directors its fiduciary duties, the Company's obligations with respect to the proposal from Dendrite under existing agreements and the terms of the proposed transaction with CEGEDIM. Management reviewed with the Company's Board of Directors the financial and operational implications of several different scenarios, including the CEGEDIM transaction followed by the transaction proposed by the Tech Division Bidder, the CEGEDIM transaction followed by the Company operating the Technology Division on a stand-alone basis and restructuring the Company, and Dendrite's proposal. Management also led a discussion of the value of the Company's Technology Division after the sale of the Company's Interactive Marketing Division. Alterity presented to the Company's Board of Directors its financial analysis of the CEGEDIM transaction and rendered its opinion to the Company's Board of Directors that, as of such date and subject to and based on the assumptions and considerations set forth in the opinion, the consideration to be received by the Company in the sale of the Company's Interactive Marketing Division to CEGEDIM was fair, from a financial point of view, to the Company. At this meeting, the Company's Board of Directors authorized management to finalize terms of the proposed transaction with CEGEDIM, and present them to the Company's Board of Directors for final consideration. Following this meeting, representatives of each of the Company and CEGEDIM continued to negotiate the terms of the agreements for the proposed transaction.

     On March 16, 2003, the Company's Board of Directors held a special telephonic meeting at which management presented a summary of the proposed terms of CEGEDIM's acquisition of the Company's Interactive Marketing Division. The Company's legal counsel also discussed with the Company's Board of Directors its fiduciary duties and described the terms of the agreements that had been negotiated with CEGEDIM. Alterity reiterated its opinion to the Company's Board of Directors that, subject to and based on the assumptions and considerations set forth in the opinion, the consideration to be received by the Company in the sale of the Company's Interactive Marketing Division to CEGEDIM was fair, from a financial point of view, to the Company. Thereafter the Company's Board of Directors authorized and directed management to execute the Purchase Agreement and the related agreements with CEGEDIM. The Purchase Agreement and related agreements were executed and the Company issued a press release announcing the transaction later that day. The Purchase Agreement and the press release were filed with the SEC on March 17, 2003.

     On March 24, 2003, Dendrite affirmed in writing its previous bid to acquire all of the Company for cash and equity consideration of $29 million and removed certain contingencies.

     On March 26, 2003, the Company's Board of Directors held a special telephonic meeting to discuss the proposal received from Dendrite on March 24, 2003. The Company's Board of Directors received a financial and operational presentation from management regarding the terms of the proposal as compared to the transaction with CEGEDIM when combined with either the latest proposal from the Tech Division Bidder and the prospects of operating the Technology Division on a standalone basis and restructuring the Company. Alterity discussed with the Company's Board of Directors certain financial and other aspects of the proposal by Dendrite. The Company's legal counsel discussed with the Company's Board of Directors the Company's obligations under the Purchase Agreement with CEGEDIM, existing confidentiality agreements and the fiduciary obligations of the Company's Board of Directors. After consideration of the proposal and in compliance with the terms of the Purchase Agreement with CEGEDIM, the Company's Board of Directors authorized management to engage in discussions with and provide information to Dendrite in order to understand its proposal more fully.

     Subsequent to the meeting of the Company's Board of Directors, representatives of the Company met with representatives of Dendrite to discuss and clarify Dendrite's proposal. It was determined that Dendrite would be permitted to conduct a due diligence review of the Company for a period of 7 to 10 days for the purpose of permitting Dendrite to submit a best and final offer for the Company. Representatives of the Company also contacted CEGEDIM to determine if CEGEDIM would be interested in submitting a proposal to acquire the entire Company as well. CEGEDIM subsequently indicated that it was interested in submitting such a bid and commenced due diligence on the parts of the Company's operations that it had not reviewed in connection with its purchase of the Interactive Marketing Division. Each of CEGEDIM and Dendrite was requested to submit in writing its best and final bid for an acquisition of the entire Company upon completion of its due diligence.

     On April 4, 2003, at a meeting between representatives of the Company and representatives of Dendrite, Dendrite delivered a letter to the Company proposing to acquire all of the Company's equity for $6.0 million in cash and
2.8 million shares of Dendrite's common stock. As of April 4, 2003, management of the Company ascribed a value of $30.9 million to this offer. At this meeting, Dendrite represented that this proposal represented the highest price it was willing to offer.

     On April 7, 2003, CEGEDIM submitted a written proposal to acquire the Company pursuant to a tender offer followed by a back-end merger for cash consideration of $2.30 per Share, valuing the Company's equity at $36.5 million and providing that CEGEDIM would assume the Company's costs and liabilities relating to the Company's spin-off from IMS Health, the necessary restructuring and transaction costs and obligations associated with change in control agreements between the Company and certain of the Company's executives. CEGEDIM's financial advisor represented to the Company that this offer was CEGEDIM's best and final offer.

     Also on April 7, 2003, the Company's Board of Directors held a special telephonic meeting to consider the proposals made by CEGEDIM and Dendrite. The Company's Board of Directors received presentations from Alterity and management regarding the financial terms of the proposals, and compared them to the terms for the sale of the Interactive Marketing Division to CEGEDIM along with either the latest proposal from the Tech Division Bidder and the prospects of operating the Technology Division on a standalone basis and restructuring the Company. The Company's counsel discussed with the Company's Board of Directors the Company's obligations under the Purchase Agreement, existing confidentiality agreements and the fiduciary obligations of the Company's Board of Directors. After consideration of the information presented to it and in compliance with the Purchase Agreement with CEGEDIM, the Company's Board of Directors authorized management to begin negotiation of a transaction with each of CEGEDIM and Dendrite.

     Between April 7, 2003 and April 9, 2003, management continued to discuss and negotiate the respective proposals with CEGEDIM and Dendrite. Also on April 9, 2003, the Company contacted CapitalSource Finance, LLC ("CapitalSource"), the Company's lender, to negotiate a waiver from terms of the Company's credit facility to facilitate a transaction for the acquisition of the entire Company.

     On April 9, 2003, representatives of Dendrite indicated that it would revise its bid to acquire the Company, offering all-cash consideration of $35 million. Subsequent to this communication, the Company sent a written request to Dendrite to submit its best and final offer for the Company or provide confirmation that its $35 million proposal was its best and final offer. The Company notified Dendrite that if Dendrite did not submit a new offer identified as its best and final offer, the Company would deem Dendrite's $35 million, all-cash proposal as its best and final offer. The Company also requested that Dendrite indicate whether it would be willing to acquire the Company pursuant to the terms of the draft merger agreement provided to Dendrite providing for an all-cash tender offer followed by a back-end merger or provide specific comments thereto.

     On April 10, 2003, Dendrite responded in writing to the Company's request for a best and final offer, indicating that it would not increase its previous offer of $35 million for all of the Company's equity. In addition, Dendrite did not expressly indicate whether it was satisfied with the draft agreement. Dendrite indicated that it would consider purchasing the Company's stock in a tender offer. On the same day, Alterity contacted CEGEDIM to seek an increase in the purchase price being offered by it. In response to that request, CEGEDIM's representatives indicated that CEGEDIM was not prepared to increase the price it would offer to purchase all of the Company's equity, and the Company and CEGEDIM continued final negotiations regarding the CEGEDIM Merger Agreement.

     On April 11, 2003, the Company continued to proceed with negotiations with CEGEDIM. The Company also continued negotiations with CapitalSource, resulting in CapitalSource's agreement to waive any event of default arising under the Company's credit facility with CapitalSource or any other restriction on the execution of the CEGEDIM Merger Agreement or any similar agreement or any of the transactions contemplated thereby, in exchange for a fee of $450,000. CapitalSource agreed to permit the Company to pay this fee through borrowings under the credit facility and CEGEDIM agreed that it would assume all outstanding principal owed under the credit facility, including such fee, without reducing its proposed purchase price.

     On the morning of April 12, 2003, the Company's Board of Directors held a special telephonic meeting to consider CEGEDIM's and Dendrite's best and final offers and to review management's recommendation for consideration of approval of the CEGEDIM offer. During the meeting, management described the process of negotiations between the Company and the two potential acquirors to date, summarized the status of the two proposals and recommended that the Company's Board of Directors approve the proposed transaction with CEGEDIM. Alterity described the financial terms of each transaction and provided a financial presentation with respect to the transaction proposed by CEGEDIM. Alterity also rendered its opinion to the Company's Board of Directors that, as of such date and subject to and based on the assumptions and considerations set forth in the opinion, the consideration to be received by the Company's stockholders pursuant to the offer from CEGEDIM was fair, from a financial point of view, to the Company's stockholders. The Company's legal counsel discussed with the Company's Board of Directors its fiduciary duties under the circumstances and its obligations under existing agreements and also described the status of negotiations of acquisition agreements with each potential acquiror and described the terms of the agreements for the transaction proposed by CEGEDIM. After discussion of both proposed transactions, the Company's Board of Directors approved CEGEDIM's proposal and authorized management to execute the CEGEDIM Merger Agreement and related agreements with CEGEDIM. Following the meeting, the CEGEDIM Merger Agreement was signed by the authorized representatives of the Company and CEGEDIM, and the Company issued a press release announcing the execution of the CEGEDIM Merger Agreement.

     Also on April 12, 2003, the Company entered into an amendment to its Rights Agreement with Equiserve Trust Company, N.A., as Rights Agent, dated August 29, 2000 (the "Rights Agreement"), to provide that the provisions of the Rights Agreement would not be triggered by the execution and delivery of the CEGEDIM Merger Agreement or the consummation of the transactions contemplated thereby.

     On April 21, 2003, Dendrite submitted a written proposal to acquire the Company pursuant to a tender offer followed by a back-end merger for cash consideration of $2.50 per Share. Dendrite offered to consummate the tender offer and the back-end merger on substantially the same terms and conditions as set forth in the CEGEDIM Merger Agreement, subject to "minor modifications concerning employment and items not significant to the stockholders" of the Company. Dendrite also indicated that it would increase the amount of the cash consideration offered if certain provisions of the CEGEDIM Merger Agreement were invalidated. On the same date, the Company's Board of Directors held a telephonic meeting to discuss Dendrite's proposal and, as permitted under the CEGEDIM Merger Agreement, authorized management and Alterity to conduct further discussions and negotiations with Dendrite to understand Dendrite's proposal more fully and to determine whether definitive terms for a superior proposal could be reached. The Company's Board of Directors did not approve Dendrite's proposal or withdraw or modify its recommendation that the Company's stockholders accept CEGEDIM's offer and tender their Shares to Jivago pursuant to CEGEDIM's offer.

     Also on April 21, 2003, a lawsuit was filed by Dendrite against the Company, CEGEDIM, Jivago, and each member of the Company's Board of Directors individually. On April 22, 2003, the parties held a scheduling hearing before the Court of Chancery pursuant to which the court ordered a hearing be held on Dendrite's motion on May 12, 2003.

     On April 22, 2003, the Company issued a press release announcing the receipt of Dendrite's April 21, 2003 proposal and the filing of Dendrite's lawsuit.

     Also on April 22, 2003, two lawsuits were filed against the Company and each member of the Company's Board of Directors individually by alleged stockholders of the Company on behalf of themselves and all other stockholders of the Company, other than the defendants. On April 23, 2003, an additional lawsuit was filed against the Company and each member of the Company's Board of Directors individually by an alleged stockholder of the Company on behalf of herself and all other stockholders of the Company, other than the defendants. For a detailed description of the complaints filed in these lawsuits, see "Item
8. Additional Information -- Stockholder Litigation."

     From April 22, 2003 to April 26, 2003, as a condition to substantive negotiations, the Company and Dendrite negotiated the terms of a bidding process by which each of Dendrite and CEGEDIM would be entitled to submit offers to acquire the Company, each would waive confidentiality restrictions preventing disclosure of a party's bid to the other and each would have a period to match or better the other's bid. CEGEDIM was not obligated under the CEGEDIM Merger Agreement to agree to this process and, on April 26, 2003, CEGEDIM informed the Company that it would not enter into an agreement formalizing it.

     From April 28, 2003 to May 7, 2003, the Company and Dendrite negotiated the terms and conditions of definitive agreements for the Offer and the Merger.

     On May 6, 2003, CEGEDIM submitted to the Company a written proposal to acquire the Company in a tender offer followed by a back-end merger for $2.75 per Share. On May 6, 2003 and May 7, 2003, the Company and CEGEDIM negotiated the terms of the transactions proposed by CEGEDIM.

     On May 6, 2003, the Company's Chief Executive Officer, Wayne P. Yetter, requested in writing that each of Dendrite and CEGEDIM submit their best and final offer to the Company by May 8, 2003.

     On the morning of May 8, 2003, representatives of the Company and Dendrite negotiated certain unresolved issues concerning Dendrite's proposal. That same day, CEGEDIM submitted a bid for $2.75 per Share with revised transaction terms and Dendrite submitted a bid for $2.83 per Share on the same terms that had been negotiated with the Company.

     On May 9, 2003, the Company's Board of Directors met to consider CEGEDIM's and Dendrite's revised offers and to review management's recommendation for consideration of approval of the Dendrite proposal. During the meeting, management summarized the terms and conditions of the two proposals and the process by which the proposals had been obtained. The Company's legal counsel discussed with the Company's Board of Directors its fiduciary duties and its obligations under existing contracts. Alterity summarized the financial terms of each transaction and presented financial analyses regarding both proposals. The Company's legal counsel described the structure and terms of the agreements for each proposed transaction. Management presented a comparative analysis of the two proposals, and made its recommendation that the Company's Board of Directors approve the Dendrite proposal. At that point, management asked the Company's Board of Directors whether it would accept that recommendation. The Company's Board of Directors discussed the matter, indicated its preference for accepting Dendrite's proposal and then asked Alterity for its opinion of the Dendrite offer. Alterity then rendered its opinion to the Company's Board of Directors that, as of such date and subject to and based on the assumptions and considerations set forth in the opinion, the consideration to be received by the Company's stockholders pursuant to the offer from Dendrite was fair, from a financial point of view, to the Company's stockholders. After discussion of both proposed transactions, the Company's Board of Directors approved Dendrite's proposal and authorized management to execute the Merger Agreement and related agreements with Dendrite and to terminate the CEGEDIM Merger Agreement. Following the meeting, the Merger Agreement was signed by the authorized representatives of the Company and Dendrite, and the Company issued a press release announcing the execution of the Merger Agreement.

     In addition, on May 9, 2003, Dendrite entered into a Settlement Agreement with the Company and each member of the Company's Board of Directors pursuant to which the parties agreed to suspend Dendrite's lawsuit against the Company and each director pending the closing of the Offer, at which time the lawsuit will be terminated. That same day, Dendrite and the Company informed the Delaware Chancery Court that they had executed the Merger Agreement and both Dendrite and the plaintiffs in the pending stockholder litigation withdrew their respective motions for a preliminary injunction.

     Concurrently with the Company's execution of the Merger Agreement, the Company terminated the CEGEDIM Merger Agreement on May 9, 2003 in accordance with its terms by delivering written notice to CEGEDIM of such termination and Dendrite paid a $1,095,000 termination fee required by the CEGEDIM Merger Agreement on the Company's behalf.

     Also on May 9, 2003, the Company entered into Amendment No. 2 to the Rights Agreement and terminated Amendment No. 1 to the Rights Agreement, to provide that the provisions of the Rights Agreement would not be triggered by the execution and delivery of the Merger Agreement or the consummation of either the Offer or the Merger.

     On May 13, 2003, CEGEDIM submitted a proposal to acquire the Company for $3.15 per Share. On that day, the Company's Board of Directors convened a telephonic meeting to consider CEGEDIM's proposal. As permitted by the Merger Agreement, the Company's Board of Directors authorized management to conduct discussions and negotiations with CEGEDIM regarding its proposal, but did not approve or recommend CEGEDIM's offer and did not withhold, withdraw, modify or change its recommendation that the Company's stockholders not tender their Shares to CEGEDIM pursuant to CEGEDIM's offer or its recommendation that the Company's stockholders tender their Shares to Dendrite pursuant to the Offer. On May 14, 2003, the Company issued a press release announcing the receipt of CEGEDIM's proposal.

     On May 15, 2003, Dendrite submitted an offer to the Company to acquire all of the outstanding Shares at $3.22 per Share on substantially the same terms and conditions as the May 8, 2003 offer and offered to advance up to $5,000,000 to the Company as a bridge loan to provide short-term liquidity, which funds would be used to pay off the credit facility with CapitalSource and for general working capital purposes along with a proposed form of Amendment No. 1 to the Merger Agreement and form of Credit Facility as evidenced by a promissory note. The Company proposed that the Credit Facility be increased from $5,000,000 to $10,000,000, which the Company and Dendrite subsequently agreed to increase to $15,000,000. The Company believed that entering into the Credit Facility with Dendrite would provide the following benefits: (1) the payoff of the CapitalSource credit facility, (2) more flexibility to operate the Company and more capital availability, (3) reduced interest and fees, and (4) an improved likelihood of closing the proposed transaction with Dendrite.

     On May 16, 2003, the Company's Board of Directors met to consider the revised proposals submitted by CEGEDIM and Dendrite. During the meeting, the Company's legal counsel discussed with the Company's Board of Directors its fiduciary obligations and the terms and conditions of CEGEDIM's revised proposal and of the Offer, as reflected in Amendment No. 1 to the Merger Agreement, and Alterity summarized the financial terms of the Offer. The Company's Board of Directors also discussed the Credit Facility, the borrowings under which would be used in part to repay and terminate the Company's credit facility with CapitalSource. After discussion of CEGEDIM's and Dendrite's revised proposals and the Credit Facility, the Company's Board of Directors approved Dendrite's revised proposal and the Credit Facility to Dendrite and authorized management to execute Amendment No. 1 to the Merger Agreement and the Credit Facility. Following the meeting, Amendment No. 1 to the Merger Agreement and the Credit Facility were signed by authorized representatives of the Company and Dendrite.

     On May 17, 2003, the Company issued a press release regarding the execution of Amendment No. 1 to the Merger Agreement and the Credit Facility.

     On May 19, 2003, CEGEDIM issued a press release stating that it does not intend to continue negotiations for the acquisition of the Company.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     In determining that the Offer and the Merger were in the best interests of the Company's stockholders and constituted a "Superior Proposal," as defined in the CEGEDIM Merger Agreement, and unanimously recommending that the Company's stockholders tender their Shares in the Offer, the Company's Board of Directors considered the following positive factors:

     - The fact that the Company's Board of Directors has determined that the Offer and the other transactions contemplated by the Merger Agreement represented the most attractive offer available to the Company after a complete process involving invitations to numerous parties to explore a transaction to acquire all or certain parts of the Company, the provision of confidential information regarding the Company and each of its divisions to these parties, and discussions regarding various possible transactions that could enhance stockholder value, the requests to CEGEDIM and Dendrite that they provide their true best and final offer on May 8, 2003, which resulted in the proposals considered by the Company's Board of Directors at its May 9, 2003 meeting, and the subsequent offers submitted by both CEGEDIM and Dendrite;

     - The fact that Alterity had previously rendered an opinion that as of May 9, 2003, and based on and subject to the matters described in the opinion dated as of such date, the $2.83 per Share consideration offered by Dendrite on May 8, 2003, was fair, from a financial point of view, to the Company's stockholders and, based on the Company's Board of Directors' determination that the Offer is for a greater consideration per Share on materially the same terms and conditions as the $2.83 Offer, as defined below, and that there have been no material improvements to the Company's position or prospects since May 9, 2003, the Company's Board of Directors decided not to incur the additional costs of obtaining a new or updated fairness opinion. Accordingly, it should be understood that Alterity's May 9, 2003 opinion with respect to the $2.83 Offer was not updated and Alterity was not asked to and has not rendered an opinion with respect to the Offer;

     - The fact that the Offer consideration represents a premium of 100% over the average closing price of the Common Stock for the week ended prior to the announcement of the CEGEDIM offer, and 239% over the closing price on March 14, 2003, the last closing price prior to the announcement of the decision to sell the Company's Interactive Marketing division;

     - The fact that the public float for the Common Stock was approximately $15,205,078 as of February 28, 2003, and the Company has limited prospects for creating institutional interest in its stock or coverage by analysts, thereby making it difficult to attract new investor interest;

     - The terms and conditions of the Merger Agreement, including the fact that the Offer is not subject to a financing condition and the fact that other closing conditions are limited, and the Board's review of Dendrite's ability to finance the Offer and the Merger; and

     - That the Company would be permitted in certain circumstances to engage in discussions or negotiations regarding an Acquisition Proposal, provide confidential information to a person who has made an Acquisition Proposal and approve, endorse or recommend a Superior Proposal and withdraw its recommendation of the Offer.

     In addition to the foregoing, the Company's Board of Directors also considered the following negative factors:

     - The fact that although the Offer consideration represents a premium over the Company's historical trading price, the stock market has not performed well over the past year, which may contribute to the depressed trading price of the Common Stock;

     - That the failure to consummate the Offer and the Merger would not only cause the Company to be in a weaker negotiating position with respect to any other strategic transaction but also to potentially weaken its ability to operate as a viable entity; and

     - The restrictions contained in the Merger Agreement relating to the Company's ability to solicit, initiate, discuss, negotiate, approve, endorse or recommend an Acquisition Proposal (as defined in the Merger Agreement) or to provide confidential information to a person who has submitted an Acquisition Proposal.

     The foregoing discussion of information and factors considered by the Company's Board of Directors is not intended to be all-inclusive. The Company's Board of Directors did not find it practicable to quantify or otherwise assign relative weight to any of the foregoing factors. Rather, the Company's Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of the Company's Board of Directors may have given different weight to different factors. However, after taking into account all of the factors set forth above, the Company's Board of Directors unanimously determined that the Offer was in the best interests of the Company's stockholders.

OPINION OF ALTERITY PARTNERS, LLC REGARDING THE $2.83 OFFER

     Pursuant to an engagement letter dated July 23, 2002, as amended, the Company engaged Alterity to act as its financial advisor. As part of the engagement, Alterity was asked to render an opinion to the Company's Board of Directors as to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by such stockholders with respect to Dendrite's May 8, 2003 offer to acquire the Company in a tender offer followed by a back-end merger for consideration of $2.83 per Share (the "$2.83 Offer"). The Company's Board of Directors did not request a new or updated fairness opinion from Alterity with respect to the Offer and it should be understood that Alterity has not rendered any opinion with respect to the Offer.

     At a meeting of the Company's Board of Directors held on May 9, 2003, Alterity delivered its oral opinion, subsequently confirmed in a written opinion dated as of May 9, 2003, that as of such date and based on matters described in such opinion, the consideration to be received by the Company's stockholders pursuant to the $2.83 Offer was fair, from a financial point of view, to the Company's stockholders.

     Alterity's opinion was prepared for the benefit and use of the Company's Board of Directors and its opinion was rendered to the Company's Board of Directors solely in connection with its consideration of the $2.83 Offer. Alterity's opinion is not intended to, and does not, constitute a recommendation to the Company's stockholders as to whether to tender their shares in the Offer or how they should vote in connection with any related transaction and does not address the Offer in any way. The Alterity opinion does not address the relative merits of the $2.83 Offer and related merger, the Offer and the Merger or any other transactions or business strategies that may have been available to the Company as alternatives to the transaction or the underlying business decision of the Company's Board of Directors to proceed with or effect this transaction.

     In the course of performing its review and analyses for rendering its opinion regarding the $2.83 Offer, Alterity took the following actions prior to May 9, 2003:

     - reviewed a draft of the original Agreement and Plan of Merger among the Company, the Purchaser and Dendrite dated as of May 9, 2003 (the "Original Merger Agreement"), which set forth the terms and conditions of the $2.83 Offer;

     - analyzed certain publicly available historical business and financial information relating to the Company;

     - reviewed various financial forecasts and financial data for the Company as prepared by the Company's management;

     - held discussions with certain members of the Company's senior management regarding the Company's business and prospects;

     - reviewed the historical prices, trading multiples and trading volume of the Company's common stock;

     - compared certain financial data of the Company with similar publicly available financial data of comparable public companies that Alterity believed to be relevant;

     - reviewed the financial terms, to the extent publicly available, of certain other recent business combinations and other transactions that Alterity believed to be relevant;

     - performed discounted cash flow analyses; and

     - conducted such other studies, analyses, inquiries and investigations as Alterity deemed appropriate.

     In rendering its opinion, Alterity relied upon and assumed the accuracy and completeness of the financial statements and other information provided to Alterity by the Company or its representatives as of May 8, 2003 or that was otherwise reviewed by Alterity. Alterity did not assume any responsibility for, and did not conduct, any independent verification of any such information. With respect to the financial forecasts prepared by the Company, Alterity further relied on the assurances of the Company's management that the information provided was prepared on a reasonable basis in accordance with industry practice, reflecting the best currently available estimates and judgement of the Company's management as to the Company's future financial performance. Alterity expresses no view as to the reasonableness of such forecasts and projections or the assumptions upon which they are based. Alterity's opinion does not express any view as to the federal, state or local tax consequences of the transaction to the stockholders.

     Alterity did not perform any independent appraisals or valuations of the assets or liabilities (contingent or otherwise) of the Company and was not furnished with any such appraisals or valuations. In preparing the opinion, Alterity assumed, with the Company's consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the transaction, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the transaction. Further, Alterity assumed that the transaction would be consummated in accordance with the terms described in the Original Agreement and Plan of Merger, without any further amendments thereto and without waiver by any party of any of the conditions to its obligations thereunder. Alterity assumed that the representations and warranties contained in such agreement were true and correct. Alterity's opinion is necessarily based upon information made available as of May 9, 2003, and upon financial, economic, market and other conditions as they existed and could have been evaluated at such time. Thus, it should be understood that Alterity has no obligation to update, revise or reaffirm, and has not updated, revised or reaffirmed, its opinion to reflect developments occurring after that date. Further, it should be understood that Alterity has not updated its May 9, 2003 opinion and has not rendered an opinion with respect to the Offer.

     Further, Alterity's analyses excluded the results of the Company's majority owned joint venture, Permail Pty., Ltd., which the Company sold in a separate transaction that was completed on April 30, 2003.

     In performing its analyses, Alterity considered industry performance, general business, economic, market and financial conditions and other matters existing as of May 9, 2003, many of which are beyond the control of the Company. No company or business used in the analyses as a comparison is identical to the Company, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed. The estimates contained in Alterity's analysis and the range of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Alterity's analyses and estimates are inherently subject to substantial uncertainty. The type and amount of consideration payable in the $2.83 Offer was determined through negotiation among the parties to the transactions, and the decision to enter into the transactions was solely that of the Company's Board of Directors. Alterity's opinion and financial analyses were only two of many factors considered by the Company's Board of Directors in its evaluation of the transactions and should not be viewed as determinative of the views of the Company's Board of Directors or the Company's management with respect to the $2.83 Offer, or the Offer, or the consideration to be paid in connection with the $2.83 Offer, or the Offer.

     Set forth below is a summary description of the material valuation, financial and comparative analyses considered by Alterity in connection with the rendering of the Alterity opinion.

STOCK PRICE PREMIUM ANALYSIS AS OF MAY 9, 2003

     Alterity reviewed the consideration per share premium to be paid to the Company's stockholders, pursuant to the $2.83 Offer, over the Common Stock price at various times. The premium to the average closing price for the week ended prior to submission of the $2.83 Offer, the week ended May 7, 2003, is 10%. The premium to the average closing price for the week ended prior to the announcement of the CEGEDIM offer, the week ended April 11, 2003, is 76%. The premium to the last closing price prior to the announcement of the sale of the Interactive Marketing Division, March 14, 2003, is 198%. The premium to the Company's average closing stock price for the six-month period prior to the announcement of the sale of the Interactive Marketing Division, from September 14, 2002 through March 14, 2003, is 217%.

PREMIA ANALYSIS AS OF MAY 9, 2003

     Alterity conducted an analysis of per share merger consideration premia paid in public company transactions announced between November 7, 2002 and May 7, 2003 having a transaction value between $5 million and $1 billion, with premia reflecting per share merger consideration as a premium over the average closing stock price for each acquired company for the week preceding the announcement of the transaction, as summarized in the table below.

                                                    MEAN   MEDIAN   MINIMUM   MAXIMUM
                                                    ----   ------   -------   -------
Premium to 1 week average.........................   30%     16%      -35%      240%

IMPLIED TRANSACTION VALUE ANALYSIS AS OF MAY 9, 2003

     Alterity calculated an enterprise value for the Company of $47.1 million, based on the amount of consideration payable to the Company's stockholders pursuant to the $2.83 Offer and the Company's most recent balance sheet as of May 9, 2003. The enterprise value was obtained by multiplying the proposed consideration of $2.83 per share by the fully diluted number of Shares outstanding and then adding the Company's total debt (including the Company's existing liability to IMS Health) as of March 31, 2003 in the amount of $13.5 million and subtracting the Company's amount of cash and cash equivalents as of March 31, 2003 in the amount of $11.5 million. The Company's enterprise value multiple calculations incorporated in the table below reflect (a) the Company's actual revenue, excluding postage pass-through revenue, for the calendar year ended 2002 and the Company's estimated revenue, excluding postage pass-through revenue, for the calendar year ended 2003 and (b) the Company's actual earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding restructuring and transaction costs of $4.6 million for the calendar year ended 2002 and the Company's estimated EBITDA, excluding restructuring and transaction costs of $4.0 million for the calendar year ended 2003.

                                                              2002   2003 (ESTIMATED)
                                                              ----   ----------------
Enterprise Value/EBITDA.....................................  12.4x        15.7x
Enterprise Value/Revenue....................................   0.3x         0.4x

COMPARABLE COMPANY ANALYSIS AS OF MAY 9, 2003

     Alterity compared certain financial and valuation ratios for the Company as of May 9, 2003 to the corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to the Company. The comparable companies selected included six publicly traded companies in the pharmaceutical services industry including Allscripts Healthcare Solutions, IMS Health, NDCHealth Corp., PAREXEL International Corp., PDI Inc. and Quintiles Transnational Corp. Using publicly available information, Alterity calculated an enterprise value for each of the comparable companies based on each company's market capitalization plus total debt less cash and cash equivalents. A summary of such analyses is provided in the table below.

                                                            MEAN   MINIMUM   MAXIMUM
                                                            ----   -------   -------
MULTIPLE ANALYSIS
Enterprise Value to last 12 months EBITDA.................  6.7x     5.1x      8.2x
Enterprise Value to estimated calendar year 2003 EBITDA...  6.3x     5.0x      8.7x
Enterprise Value to last 12 months revenue................  1.2x     0.3x      2.9x
Enterprise Value to estimated calendar year 2003
  revenue.................................................  1.2x     0.3x      3.2x

     To calculate the multiples utilized in the comparable company analysis, Alterity used publicly available information concerning the historical and projected financial performance of the comparable companies, including public historical financial information and recent research reports containing revenue and EBITDA estimates.

     No company utilized in the comparable company analysis is identical to the Company. An analysis of the results of this analysis therefore requires complex consideration and judgments regarding the financial and operating characteristics of the Company and the comparable companies, as well as other factors that could affect their public trading values. The numerical results are not in themselves meaningful in analyzing the contemplated transaction as compared to comparable companies.

COMPARABLE TRANSACTION ANALYSIS AS OF MAY 9, 2003

     Using publicly available information, Alterity reviewed 12 comparable merger and acquisition transactions from February 2001 through May 7, 2003 involving sellers in the pharmaceutical services industry. Those comparable merger and acquisition transactions involving companies in the pharmaceutical services industry included: Pharma Services Holding's acquisition of Quintiles Transnational Corp.; IMS Health's acquisition of Data Niche Associates; ICON plc's acquisition of Medeval Group Ltd.; Dendrite International Inc.'s acquisition of Software Associates International; Cardinal Health Inc.'s acquisition of Boron Lepore & Associates; NDCHealth Corp.'s acquisition of TechRx Inc.; PPD Inc.'s acquisition of Medical Research Lab International; Kendle International Inc.'s acquisition of Clinical & Pharmacologic Research; Express Scripts Inc.'s acquisition of Phoenix Marketing Group; SFBC International Inc.'s acquisition of Keystone Analytical Laboratories Inc.; Cardinal Health Inc.'s acquisition of SP Pharmaceuticals and Inveresk Research Group's acquisition of ClinTrials Research Inc. Using publicly available information concerning historical financial performance, Alterity calculated the enterprise value for each such transaction based on the total amount of consideration payable in each such transaction, adding total debt and subtracting cash and cash equivalents, as applicable. A summary of such analyses is provided in the table below.

                                                            MEAN   MINIMUM   MAXIMUM
                                                            ----   -------   -------
Enterprise Value to last 12 months EBITDA.................  9.9x     1.7x     24.0x
Enterprise Value to last 12 months revenue................  1.3x     0.5x      3.0x

     No company, transaction or business utilized as a comparison in the comparative transaction analysis is identical to the Company nor is any transaction identical to the contemplated transaction. An analysis of the results, therefore, requires complex considerations and judgments regarding the financial and operating characteristics of the Company and companies involved in comparable transactions as well as other factors that could affect their publicly-traded and/or transaction values. The numerical results are not in themselves meaningful in analyzing the contemplated transactions as compared to comparable transactions.

DISCOUNTED CASH FLOW ANALYSIS AS OF MAY 9, 2003

     Alterity performed a discounted cash flow analysis to estimate the present value of the future unleveraged, after-tax cash flows for the Company. This analysis was based on financial estimates for the years ending 2003 through 2005 provided to Alterity by the Company's management prior to May 9, 2003. Using discount rates of 15.0% and 18.0%, Alterity calculated net present value using terminal values of 5.0x, 6.0x and 7.0x estimated 2005 EBITDA, while separately calculating net present value based on a calculation of the terminal value using perpetual growth rates of 3%, 4% and 5% of the estimated 2005 cash flow. This analysis produced enterprise values ranging from $36.3 million to $63.7 million.

CONCLUSION

     This summary is not a complete description of Alterity's opinion to the Company's Board of Directors or the financial analyses performed and factors considered by Alterity in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Alterity believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying Alterity's analyses and opinion. It should be understood that Alterity's opinion relates to the $2.83 Offer and that Alterity has not rendered any opinion with respect to the Offer.

     The Company's Board of Directors retained Alterity based on Alterity's qualifications, experience and expertise in investment banking. As part of Alterity's investment banking business, it is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, and valuations for corporate and other purposes.

     Pursuant to the terms of its engagement letter with Alterity, as amended, the Company agreed to pay Alterity $250,000 upon delivery of its opinion in connection with the sale of the Company's Interactive Marketing Division, $100,000 upon delivery of its opinion in connection with the CEGEDIM offer and merger and $250,000 upon delivery of its opinion in connection with the $2.83 Offer. In addition, the Company agreed to pay Alterity transaction and other fees of $1,450,000 payable at the time of the closing of any applicable transaction resulting in the Company's acquisition by a third party. The Company also agreed to reimburse Alterity for its reasonable fees and expenses in connection with its engagement. The Company has also agreed to indemnify and hold harmless Alterity and its affiliates and any person, director, employee or agent acting on behalf of Alterity or any of its affiliates, or any person controlling Alterity or its affiliates, for losses, claims, damages, expenses and liabilities relating to or arising out of its engagement.

INTENT TO TENDER

     To the best of the Company's knowledge, it is the Company's understanding that each director, executive officer, affiliate and subsidiary of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act").

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     In connection with the consideration of the Company's strategic alternatives, the Company's Board of Directors retained Alterity to act as financial advisor to the Company's Board of Directors and to assist in the review and analysis of the Company's potential strategic alternatives. Pursuant to an engagement letter dated July 23, 2002 with Alterity, as amended, the Company agreed to pay Alterity the amounts described above, in the circumstances and on the terms described in the portion of Item 4 entitled "Opinion of Alterity Partners, LLC Regarding the $2.83 Offer." The Company also agreed to the reimbursement and indemnification obligations described in Item 4 of this statement.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger, except for any solicitations or recommendations that may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The Company has not repurchased any Shares on the open market within the past 60 days. None of the Company's executive officers, directors, affiliates or subsidiaries have purchased or sold Shares in the last 60 days.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

GENERAL

     Except as disclosed above and elsewhere in this statement, there is no transaction, board resolution, agreement in principle or signed contract that has been entered into in response to the Offer that relates to or would result in the occurrence of any of the following:

     - any tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person;

     - any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

     - any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

     - any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

CEGEDIM MERGER AGREEMENT AND PAYMENT OF TERMINATION FEE

     On April 12, 2003, the Company entered into the CEGEDIM Merger Agreement. As required by the Merger Agreement, on May 9, 2003, the Company delivered written notice to CEGEDIM terminating the CEGEDIM Merger Agreement in accordance with its terms. On the same date, Dendrite paid CEGEDIM on the Company's behalf a termination fee of $1,095,000 that was due under the CEGEDIM Merger Agreement as a result of such termination.

ITEM 8.  ADDITIONAL INFORMATION

SECTION 14(F) INFORMATION STATEMENT

     The Information Statement attached as Annex A is being furnished in connection with the possible designation by Dendrite, pursuant to the Merger Agreement, of certain persons to be appointed by the Company's Board of Directors other than at a meeting of the Company's stockholders, and is incorporated herein by reference.

ANTI-TAKEOVER STATUTE

     In general, Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (generally, a stockholder that owns 15% or more of a corporation's outstanding voting stock or an affiliate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time at which that person became an interested stockholder, unless, among other exceptions, before that time the corporation's board of directors approved either the business combination or the transaction that resulted in that stockholder becoming an interested stockholder. The Company's Board of Directors has approved, and determined that
Section 203 of the Delaware General Corporation Law does not apply to, the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger).

VOTE REQUIRED FOR MERGER

     Under Section 253 of the Delaware General Corporation Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect its Merger with the Company after consummation of the Offer without a vote of the Company's stockholders. If Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, it would have to seek approval from the Company's stockholders of the Merger Agreement and the Merger. In that instance, approval of the Merger Agreement and the Merger would require the affirmative vote of holders of a majority of the outstanding Shares, and a significantly longer period of time would be required to effect the Merger. If the Minimum Condition (as defined in the Merger Agreement) and the other conditions to the Offer are satisfied and the Offer is completed, Purchaser will own a sufficient number of Shares to adopt the Merger Agreement without the affirmative vote of any of the Company's other stockholders.

APPRAISAL RIGHTS

     Stockholders do not have appraisal rights in connection with the Offer. Under Section 262 of the Delaware General Corporation Law, however, if the Merger is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented to it in writing and who otherwise comply with the applicable statutory procedures under the Delaware General Corporation Law will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of those dissenting Shares may be based upon various considerations of value, other than the Offer price of $3.22 per Share payable by Purchaser. The Company's stockholders should recognize that the value so determined could be higher or lower than the consideration paid in the Merger. Moreover, Dendrite and Purchaser may argue in an appraisal proceeding that, for purposes of that proceeding, the fair value of the dissenting Shares is less than the price paid in the Offer and the Merger.

     If any stockholder who demands appraisal under Section 262 of the Delaware General Corporation Law fails to perfect, or effectively withdraws or loses the rights to appraisal as provided under the Delaware General Corporation Law, that stockholder's Shares will be converted into the right to receive the price per Share paid in the Merger. A stockholder may withdraw the demand for appraisal by delivering to Purchaser a written withdrawal of the demand and a written acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of those rights.

REGULATORY APPROVALS

     Purchaser, Dendrite and the Company are not aware of any license or other regulatory permit that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer. Should any other such approval or other action be required, Purchaser has indicated in its Offer to Purchase that it intends to seek such approval or action. However, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary materials have been filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and applicable waiting period requirements have been satisfied. Dendrite and the Company believe that the purchase by Dendrite of any and all Shares currently issued and outstanding pursuant to the Offer is not subject to the notification and waiting period requirements of the HSR Act; however, should a substantial number of outstanding options to purchase Shares be exercised prior to consummation of the Offer, the tendering pursuant to the Offer of additional Shares received as a result of the exercise of such options could cause the Offer to meet the notification requirements of the HSR Act. Accordingly, Dendrite intends to consider making a filing under the HSR Act to cover this alternative scenario as soon as is reasonably practicable. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Dendrite or that certain parts of the businesses of the Company, Purchaser or Dendrite might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken.

AMENDMENT TO RIGHTS AGREEMENT

     On May 9, 2003, the Company and Equiserve Trust Company, N.A. ("Equiserve") entered into Amendment No. 2 to the Rights Agreement to terminate Amendment No. 1 to the Rights Agreement and to provide that neither Dendrite nor Purchaser would be deemed an "Acquiring Person" under the Rights Agreement. A copy of Amendment No. 2 to the Rights Agreement is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON STOCK

     The purchase of the Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Even if the Merger is not completed, if Shares are accepted for payment in the Offer, the Company may no longer meet the requirements for continued listing on The Nasdaq National Market, depending upon the number of Shares accepted for payment in the Offer. According to Nasdaq's published guidelines, Nasdaq would consider disqualifying the Common Stock for listing on The Nasdaq National Market if, among other possible grounds, the number of publicly-held Shares falls below 750,000, the total number of beneficial holders of round lots of shares falls below 400, or the market value of publicly-held shares over a 30-consecutive business day period is less than $5 million. Shares of Common Stock that are held by directors or officers of the Company, or by any beneficial owner of more than 10% of the Shares, are not considered to be publicly held for this purpose. As of May 12, 2003, there were 15,242,578 Shares outstanding. If, as a result of the purchase of Shares in the Offer or otherwise, the Common Stock no longer meets the requirements of Nasdaq for continued listing and such shares of Common Stock are either no longer eligible for The Nasdaq National Market or are delisted from The Nasdaq National Market altogether, the market for the Common Stock will be adversely affected.

     It is possible that the Common Stock would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. Under such circumstances, however, the extent of the public market for the Common Stock and the availability of such quotations would depend upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors.

     The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more record holders. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with meetings of the Company's stockholders and the Exchange Act's requirements with respect to "going private" transactions, no longer applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933 may be impaired or eliminated if the Shares are no longer registered under the Exchange Act.

STOCKHOLDER LITIGATION

     On April 21, 2003, Dendrite, as a stockholder of the Company, filed, on its own behalf, a complaint in the Delaware Court of Chancery in and for New Castle County against the Company and each member of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(9). In the complaint, Dendrite generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the CEGEDIM Merger Agreement and the transactions related thereto and by allegedly failing to exempt Dendrite from the restrictions of certain defensive measures. This lawsuit seeks, among other things, to enjoin CEGEDIM's offer and the related merger or recover rescissory damages in the event they are consummated and recover fees and costs associated with the action.

     On April 22, 2003, Ernest Hack ("Hack"), an alleged stockholder of the Company, for himself and on behalf of a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County, against the Company, Jivago and each of the members of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(5). In the complaint, Hack seeks to certify a class of the Company's stockholders and generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the CEGEDIM Merger Agreement and the transactions related thereto, because the consideration to be paid pursuant to CEGEDIM's offer and the related merger allegedly did not represent the best price available for the Company's stockholders. This lawsuit seeks, among other things, to enjoin CEGEDIM's offer and the related merger, either rescind CEGEDIM's offer and the related merger or recover rescissory damages in the event they are consummated and recover fees and expenses associated with the action.

     Also on April 22, 2003, John Schram ("Schram"), an alleged stockholder of the Company, on behalf of himself and a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County against the Company and each member of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(6). In the complaint, Schram generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the CEGEDIM Merger Agreement and the transactions related thereto and by allegedly failing to exempt Dendrite from the restrictions of certain defensive measures. This lawsuit seeks, among other things, to enjoin CEGEDIM's offer and the related merger, delete certain provisions of the CEGEDIM Merger Agreement, either rescind CEGEDIM's offer and the related merger or recover rescissory damages in the event they are consummated and recover fees and costs associated with the action.

     On April 23, 2003, Janice Stilles ("Stilles"), an alleged stockholder of the Company, on behalf of herself and a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County against the Company and each member of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(7). In the complaint, Stilles generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the CEGEDIM Merger Agreement and the transactions related thereto and by allegedly failing to exempt Dendrite from the restrictions of certain defensive measures. This lawsuit seeks, among other things, to enjoin CEGEDIM's offer and the related merger, delete certain provisions of the CEGEDIM Merger Agreement, either rescind CEGEDIM's offer and the related merger or recover rescissory damages in the event they are consummated and recover fees and costs associated with the action.

     On April 30, 2003, William H. Busch ("Busch"), an alleged stockholder of the Company, for himself and on behalf of a putative class of the Company's stockholders other than the defendants, filed a complaint in the Delaware Court of Chancery in and for New Castle County, against the Company, CEGEDIM, Jivago and each of the members of the Company's Board of Directors individually. A copy of the complaint is attached hereto as Exhibit (a)(8). In the complaint, Busch seeks to certify a class of the Company's stockholders and generally alleges that the members of the Company's Board of Directors breached certain fiduciary duties owed to the Company's stockholders by approving the CEGEDIM Merger Agreement and the transactions related thereto, because the consideration to be paid pursuant to CEGEDIM's offer and the related merger allegedly did not represent the best price available for the Company's stockholders. This lawsuit seeks, among other things, to enjoin CEGEDIM's offer and the related merger, either rescind such offer and merger or recover rescissory damages in the event they are consummated and recover fees and expenses associated with the action.

     Plaintiffs Hack, Schram and Stilles sought to enjoin preliminarily the consummation of the transactions contemplated by the CEGEDIM Merger Agreement. Following the public announcement of the approval of the Merger Agreement with Dendrite, those plaintiffs withdrew their motion for preliminary injunction.

ITEM 9.  EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase dated May 12, 2003 (incorporated by
          reference to Exhibit (a)(1)(A) to Purchaser's Tender Offer
          Statement on Schedule TO (the "Schedule TO").
(a)(2)    Supplement to Offer to Purchase dated May 21, 2003
          (incorporated by reference to Exhibit (a)(1)(M) to
          Purchaser's Schedule TO).
(a)(3)    Letter of Transmittal (incorporated by reference to Exhibit
          (a)(1)(B) to Schedule TO).
(a)(4)    Press release dated May 9, 2003 regarding the proposed
          transaction between the Company, Dendrite and the Purchaser
          (incorporated by reference to the Schedule 14D-9C filed by the Company on May 13, 2003).
(a)(5)    Complaint titled Ernest Hack v. SYNAVANT Inc., Wayne P.
          Yetter, Peter H. Fuchs, Robert J. Kamerschen, H. Eugene
          Lockhart, Mary A. Madden, Barry L. Williams, and Jivago
          Acquisition Corp., filed on April 22, 2003 in the Court of
          Chancery of the State of Delaware in and for New Castle
          County (incorporated by reference to Exhibit (a)(9) to the
          Schedule 14D-9/A filed by the Company on April 24, 2003).
(a)(6)    Complaint titled John Schram v. Wayne P. Yetter, Mary A.
          Madden, Peter H. Fuchs, Barry L. Williams, Robert J.
          Kamerschen, H. Eugene Lockhart and SYNAVANT Inc. filed on
          April 22, 2003 in the Court of Chancery of the State of
          Delaware in and for New Castle County (incorporated by
          reference to Exhibit (a)(10) to the Schedule 14D-9/A filed by the Company on April 24, 2003).
(a)(7)    Complaint titled Janice Stilles v. Wayne P. Yetter, Mary A.
          Madden, Peter H. Fuchs, Barry L. Williams, Robert J.
          Kamerschen, H. Eugene Lockhart and SYNAVANT Inc. filed on
          April 23, 2003 in the Court of Chancery of the State of
          Delaware in and for New Castle County (incorporated by
          reference to Exhibit (a)(11) to the Schedule 14D-9/A filed by the Company on April 24, 2003).
(a)(8)    Complaint titled William H. Busch v. SYNAVANT Inc., Wayne P.
          Yetter, Peter H. Fuchs, Robert J. Kamerschen, H. Eugene
          Lockhart, Mary A. Madden, Barry L. Williams, Cegedim, S.A.
          and Jivago Acquisition Corporation, filed on April 30, 2003 in the Court of Chancery of the State of Delaware in and for
          New Castle County (incorporated by reference to the Schedule
          14D-9/A filed by the Company on May 15, 2003) (incorporated by reference to Exhibit (a)(12) to the Company's Schedule
          14D-9/A filed by the Company on May 14, 2003).
(a)(9)    Complaint titled Dendrite International, Inc. v. SYNAVANT
          Inc., Wayne P. Yetter, Peter H. Fuchs, Robert J. Kamerschen,
          H. Eugene Lockhart, Mary A. Madden, Barry L. Williams,
          Cegedim S.A. and Jivago Acquisition Corp., filed on April
          21, 2003 in the Court of Chancery of the State of Delaware
          in and for New Castle County (incorporated by reference to the Schedule 14D-9/A filed by the Company on April 24,
          2003).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(10)   Press release dated May 14, 2003, issued by the Company
          regarding the receipt of a revised bid from CEGEDIM
          (incorporated by reference to the Company's Schedule 14D-9C filed by the Company on May 14, 2003).
(a)(11)   Press release dated May 17, 2003, issued by the Company
          regarding the receipt of a revised offer from Dendrite
          (incorporated by reference to the Company's Schedule 14D-9C filed on May 19, 2003).
(e)(1)    Agreement and Plan of Merger dated as of May 9, 2003, by and among the Company, Dendrite and Purchaser (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K dated
          May 12, 2003).
(e)(2)    Amendment No. 1 to Agreement and Plan of Merger dated as of
          May 16, 2003, by and among the Company, Dendrite and
          Purchaser (incorporated by reference to Exhibit 99.1 to the
          Company's Form 8-K filed May 20, 2003).
(e)(3)    Secured Promissory Note dated May 16, 2003, issued by the
          Company to Dendrite (incorporated by reference to Exhibit
          99.2 to the Company's Form 8-K filed May 20, 2003).
(e)(4)    Settlement Agreement dated May 9, 2003 between the Company and Dendrite.
(e)(5)    Confidentiality Agreement dated August 14, 2002 between the
          Company and Dendrite (incorporated by reference to Exhibit
          (d)(2) to Schedule TO).
(e)(6)    Amended and Restated Change in Control Agreement dated
          December 20, 2002 by and between the Company and Wayne P.
          Yetter (incorporated by reference to Exhibit 10.11 to the
          Company's Form 10-K for the year ended December 31, 2002).
(e)(7)    Amended and Restated Change in Control Agreement dated
          December 20, 2002 by and between the Company and Clifford A.
          Farren, Jr. (incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the year ended December 31,
          2002).
(e)(8)    Amended and Restated Change in Control Agreement dated
          December 20, 2002 by and between the Company and Vincent J.
          Napoleon (incorporated by reference to Exhibit 10.13 to the
          Company's Form 10-K for the year ended December 31, 2002).
(e)(9)    Employment Agreement dated February 5, 2003 by and between the Company and Timothy Waller (incorporated by reference to
          Exhibit 10.14 to the Company's Form 10-K for the year ended
          December 31, 2002).
(e)(10)   Employment Agreement dated February 5, 2003 by and between the Company and Kenneth Tyson (incorporated by reference to
          Exhibit 10.15 to the Company's Form 10-K for the year ended
          December 31, 2002).
(e)(11)   SYNAVANT Inc. 2000 Stock Incentive Plan (incorporated by
          reference to Exhibit 10.11 to the Company's Form 10
          Registration Statement (File No. 0-30822).
(e)(12)   SYNAVANT Inc. 2000 Replacement Plan for IMS Health
          Incorporated Equity-Based Awards (incorporated by reference to Exhibit 10.12 to the Company's Form 10 Registration
          Statement (File No. 0-30822).
(e)(13)   SYNAVANT Inc. Amended and Restated Employee Protection Plan
          (incorporated by reference to Exhibit 10.10 to the Company's
          Form 10-K for the year ended December 31, 2002).
(e)(14)   Amendment No. 2 to Rights Agreement dated May 9, 2003 by and between the Company and Equiserve Trust Company, N.A.
          (incorporated by reference to Exhibit 99.2 to the Company's
          Form 8-K filed May 12, 2003).
(e)(15)   Waiver Agreement dated April 11, 2003 by and between the
          Company and CapitalSource Finance, LLC (incorporated by
          reference to Exhibit 99.3 to the Company's 8-K filed April
          15, 2003).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(e)(16)   Rule 14f-1 Information Statement of the Company, dated May
          15, 2003 (included as Annex A to this Statement).
(e)(17)   Proxy Statement for the Company's 2003 Annual Stockholders'
          Meeting (incorporated by reference to the Company's
          Definitive Proxy Statement, filed by the Company on April 1,
          2003).
(e)(18)   Letter Agreement dated May 8, 2003 among IMS Health
          Incorporated, Dendrite and the Company (incorporated by
          reference to Exhibit (d)(3) to the Schedule TO).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SYNAVANT INC.

                                          [/s/ WAYNE P. YETTER]

                                          Wayne P. Yetter
                                          Chairman and Chief Executive Officer

May 20, 2003

                                                                         ANNEX A

                                 SYNAVANT INC.
                        3445 PEACHTREE ROAD, SUITE 1400
                             ATLANTA, GEORGIA 30326

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    NO VOTE OR OTHER ACTION OF STOCKHOLDERS OF SYNAVANT INC. IS REQUIRED IN
                              CONNECTION WITH THIS
INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                               TO SEND A PROXY TO
                                 SYNAVANT INC.

     This Information Statement is being mailed on or about May 21, 2003, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of SYNAVANT Inc. (the "Company") with respect to the tender offer by Amgis Acquisition Co. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Dendrite International, Inc., a New Jersey corporation ("Dendrite"), to the holders of record of shares of the Company's common stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"). Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Schedule 14D-9.

     On May 9, 2003, the Company entered into an Agreement and Plan of Merger with Dendrite and Purchaser subsequently amended on May 16, 2003 (as amended, the "Merger Agreement"), pursuant to which Purchaser commenced a tender offer to purchase all outstanding Shares for a purchase price of $3.22 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 16, 2003 and amended on May 21, 2003 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, constitute the "Offer"). Following the purchase by Purchaser of Shares in the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Dendrite, and all Shares not purchased in the Offer will be converted into the right to receive $3.22 per Share, net in cash (without interest thereon). The Offer and the Merger are described in a Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission (the "SEC") on May 16, 2003 and amended by Amendment No. 1 to the Schedule TO filed with the SEC on May 21, 2003. Purchaser commenced the Offer on May 16, 2003. The Offer is scheduled to expire at 11:59 P.M., New York City time, on Friday, June 13, 2003, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.

     The Merger Agreement requires Dendrite's designees to be appointed to the Company's Board of Directors (the "Board") under certain circumstances described below.

     You are receiving this Information Statement in connection with the possible election of Dendrite's designees to at least a majority of the seats on the Board. This Information Statement is required by, and is being mailed to you in accordance with, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in connection with the appointment or designation of Purchaser's designees to the Board. The information set forth in this Information Statement supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

     The information contained in this Information Statement (including information incorporated by reference) concerning Purchaser, Dendrite and Dendrite's designees has been furnished to the Company by Purchaser, and the Company has not independently verified the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that, subject to the satisfaction of the Minimum Condition, as that term is defined in the Merger Agreement, promptly after Purchaser's purchase of and payment for Shares pursuant to the Offer (the "Acceptance Date"), Dendrite shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board equal to the product of:

     - the total number of directors on the Board (giving effect to the election of any additional directors under the Merger Agreement); and

     - the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding.

     At Dendrite's request on or after the Acceptance Date, the Company shall use its reasonable best efforts to take all actions (including, to the extent necessary, obtaining resignations of incumbent directors and increasing the number of authorized directors) necessary to cause Dendrite's designees to be elected or appointed to the Board. In connection with the designation by Dendrite of individuals to serve on the Board, the Company shall (to the extent requested by Dendrite and permitted by applicable law and the rules of the Nasdaq National Market) use its reasonable best efforts to cause individuals designated by Dendrite to constitute the number of members, rounded up to the next whole number, on (a) each committee of the Board; and (b) the board of directors of each subsidiary of the Company (and each committee thereof) that represents at least the same percentage as individuals designated by Dendrite represented on the Board.

     The Merger Agreement also provides that the Company shall use its reasonable best efforts to ensure that, at all times prior to the effective time of the Merger, at least one member of the Board is an individual who was a director of the Company on May 9, 2003, the date of the Merger Agreement (the "Continuing Director"), except that if at any time prior to the effective time of the Merger, no Continuing Director then remains, then the Board shall designate an individual to serve on the Board who is not an officer, employee or affiliate of the Company, Dendrite or Purchaser, who will be deemed to be a Continuing Director for all purposes.

PURCHASER DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that Dendrite's designees will take office as directors of the Company upon the Purchaser's acceptance for payment of, and payment for, Shares representing at least a majority of the outstanding Shares, plus options, warrants, restricted stock units or obligations with a strike price or exercise price less than $3.22 per Share in the Offer.

     Dendrite has advised the Company that its designees will be the persons described below. The Purchaser has advised the Company that it shall designate such persons to the extent that it is entitled in the order listed below and shall designate such persons under the appropriate class of director as required by the Company's bylaws. The following sets forth each designee's name, age, present occupation or employment, material occupations, positions, offices and employments thereof for each of the past five years. None of the designees currently serves on the board of directors of any public company other than Mr. Bailye, who serves as a Director of Dendrite.

     John E. Bailye, age 49, has served as Chief Executive Officer and Director of Dendrite since Dendrite's founding in 1987 and since 1991 in the additional position of Chairman of the Board of Directors.

     Paul L. Zaffaroni, age 56, has served as President and Chief Operating Officer of Dendrite since October 2001. Prior to joining Dendrite, Mr. Zaffaroni spent 10 years at Acxiom Corporation, serving in various capacities, including Corporate Sales Leader, Division Leader and Senior Vice President.

     Kathleen E. Donovan, age 42, has served as Senior Vice President and Chief Financial Officer of Dendrite since March 2003. Ms. Donovan has been with Dendrite since 1997 and has previously served as Vice President and Acting Chief Financial Officer, Vice President and Treasurer, Vice President and Chief Financial Officer of American Operations, Vice President and Corporate Controller, and Vice President of Financial Operations.

     Marc Kustoff, age 47, has served as Senior Vice President and Chief Technology Officer of Dendrite since November 2000. Prior to joining Dendrite, Mr. Kustoff served as Vice President, Information Systems at Parke-Davis Pharmaceutical Co., and has held information technology management positions at Corning Life Sciences, Inc. and Rhone-Poulenc Rorer, Inc.

     Christine A. Pellizzari, age 35, has served as Vice President, General Counsel and Secretary of Dendrite since August 2000. Ms. Pellizzari served as Associate Counsel of Dendrite from 1998 to 2000. Prior to joining Dendrite, Ms. Pellizzari was an Associate at Wilentz, Goldman & Spitzer, P.A. from 1995 to 1998.

     Brent J. Cosgrove, age 38, has served as Vice President and Corporate Controller of Dendrite since June 2001. Mr. Cosgrove has been with Dendrite since 1997 and previously served as Director of Investor Relations and Director of European Finance.

     Each of the persons described above has consented to act as a director, and none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Dendrite has also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, Dendrite has also advised the Company that none of the persons listed above beneficially owns any equity securities, or rights to acquire any equity securities, of the Company. The election of the Purchaser's designees will be accomplished at a meeting or by written consent of the Board.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The authorized capital stock of the Company consists of 41,000,000 shares of Common Stock. As of the close of business on May 12, 2003, there were 15,242,578 shares of Common Stock outstanding. Each share of Common Stock entitles the record holder to one vote.

     The Board currently consists of six directors. The Company's bylaws provide that the Board will consist of not less than three directors, with the precise number to be determined from time to time by the Board. The Board has set the number of directors at six. The six directors who comprise the Board are divided into three classes: Class I Directors, Class II Directors and Class III Directors, with each such class of directors serving staggered three-year terms.

     At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Mr. Yetter and Ms. Madden serve in the class having a term that expires in 2004 (Class I); Messrs. Fuchs and Williams serve in the class having a term that expires in 2005 (Class II); and Messrs. Kamerschen and Lockhart serve in the class having a term that expires in 2003 (Class III).

THE COMPANY'S CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name and age of each of the members of the Board, as well as his or her director classification and length of service on the Board.

                                                                    DIRECTOR      YEAR FIRST
NAME                                                       AGE   CLASSIFICATION    ELECTED
----                                                       ---   --------------   ----------
Wayne P. Yetter..........................................  57    Class I             2000
Mary A. Madden...........................................  58    Class I             2000
Peter H. Fuchs...........................................  61    Class II            2000
Barry L. Williams........................................  58    Class II            2000
Robert J. Kamerschen.....................................  67    Class III           2000
H. Eugene Lockhart.......................................  53    Class III           2000

     The following table sets forth the name, age and position of each of the Company's executive officers.

NAME                                    AGE                 POSITIONS
----                                    ---                 ---------
Wayne P. Yetter.......................  57    Chairman and Chief Executive Officer
Vincent J. Napoleon...................  43    Senior Vice President, Secretary and
                                              General Counsel
Kenneth Tyson.........................  53    Senior Vice President, International
Clifford A. Farren, Jr. ..............  39    Senior Vice President and Chief
                                              Financial Officer
Timothy E. Waller.....................  55    Senior Vice President, Americas and
                                              Chief Technology Officer

     The Company's executive officers are appointed by the Board and serve until their successors are duly elected and qualified. There are no family relationships among any of the Company's executive officers or directors.

  MEETINGS AND COMMITTEES OF THE BOARD

     The Board held nine meetings during 2002. Each director attended 75% or more of the aggregate number of meetings held by the Board and the committees on which he or she served. The Board has three standing committees: the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee, which was formed in October 2002.

     The Audit Committee presently consists of Messrs. Williams (Chairman) and Fuchs and Ms. Madden. Each of the members of the Audit Committee is independent (as independent is defined in the applicable Nasdaq Marketplace listing standards). The Audit Committee has been assigned the principal functions of:

     - appointing and meeting with the Company's independent auditors;

     - reviewing and approving the annual report of the Company's independent auditors;

     - meeting with management regarding audit matters;

     - approving the annual financial statements; and

     - reviewing and approving summary reports of the Company's independent auditor's findings and recommendations.

     The Audit Committee held four meetings during 2002.

     The Compensation and Benefits Committee presently consists of Messrs. Kamerschen (Chairman), Fuchs and Lockhart. As defined in its charter, the purpose of the Compensation and Benefits Committee is to:

     - develop executive compensation policies and programs that are designed to create a direct relationship between executive compensation levels and corporate performance and returns to stockholders; and

     - monitor the results of such policies and programs to assure that the compensation payable to the Company's executive officers provides overall competitive pay levels, creates proper incentives to enhance stockholder value, rewards superior performance and is justified by the returns available to the Company's stockholders.

     The Compensation and Benefits Committee held four meetings during 2002.

     The Nominating and Corporate Governance Committee presently consists of Messrs. Fuchs (Chairman) and Kamerschen and Ms. Madden. As defined in its charter, the purpose of the Nominating and Corporate Governance Committee is to:

     - provide assistance to the Board in identifying, screening and recommending qualified candidates to serve as the Company's directors; and

     - oversee matters of corporate governance and provide counsel to the Board with respect to Board organization, membership and function.

     The Nominating and Corporate Governance Committee held no meetings during 2002.

DIRECTOR AND EXECUTIVE OFFICERS BIOGRAPHICAL INFORMATION

     The following are brief biographies of each director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years).

     Wayne P. Yetter serves as the Company's Chief Executive Officer and Chairman of the Board. Prior to joining the Company, Mr. Yetter served as the Chief Operating Officer of IMS Health. Prior to working at IMS Health, Mr. Yetter served as the Chief Executive Officer of Novartis Pharmaceuticals Corp. and Astra Merck Inc. Mr. Yetter has served on the Board of Directors of the Pharmaceutical Research and Manufacturers Association, the HealthCare Institute of New Jersey and the National Pharmaceutical Council. He is a member of the Board of Trustees for Wilkes University. Mr. Yetter serves on the Board of Directors of Noven Pharmaceuticals, Inc., Transkaryotic Therapies, Inc. and the SEI Center for Advanced Studies in Management at the Wharton School. Mr. Yetter holds a B.A. degree in biology from Wilkes University and an M.B.A. degree from Bryant College.

     Vincent J. Napoleon serves as the Company's Senior Vice President, Secretary and General Counsel. Prior to joining the Company, Mr. Napoleon served as Assistant General Counsel/Managing Director at PricewaterhouseCoopers LLP. There, Mr. Napoleon provided extensive corporate legal advice to the senior leadership of PricewaterhouseCoopers. Before joining PricewaterhouseCoopers, Mr. Napoleon spent two years heading the Corporate Group of the City of Philadelphia Law Department, where he handled complex commercial, real estate and finance transactions, strategic planning and policy initiatives. Mr. Napoleon has also served seven years as General Counsel for various Aerospace Group Business Units at General Electric Company, Martin Marietta Corporation and Lockheed Martin Corporation. Mr. Napoleon received a B.S. degree in business administration, with an emphasis on international business and marketing, at Georgetown University and a J.D. degree at the University of Pittsburgh School of Law.

     Kenneth Tyson serves as the Company's Senior Vice President, International. Prior to joining the Company, Mr. Tyson served as Vice President of ManTech Europe Limited where he was responsible for building the European software and services operation. Before joining ManTech, Mr. Tyson served as managing director UK then Vice President of European Operations for the FileNET Corporation. Mr. Tyson holds a first class honors degree in electronic and electrical engineering from the University of Birmingham.

     Clifford A. Farren, Jr. serves as the Company's Senior Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Farren served as Vice President, Finance of IMS Health North America. Mr. Farren holds a B.B.A. in finance from St. Bonaventure University, Olean, New York.

     Timothy E. Waller serves as the Company's Senior Vice President Americas and Chief Technology Officer. Prior to joining the Company, Mr. Waller served as Chief Information Officer for Per-Se Technolo-gies, where he managed an organization that supported users nationwide in physician business support, commercial claims clearing house processing and medical billing information technology operations. Mr. Waller holds a B.S. degree in applied mathematics from the Georgia Institute of Technology.

     Peter H. Fuchs serves on the Board and is the Chairman of The Brain Technologies Corporation. Prior to joining The Brain Technologies Corporation, Mr. Fuchs served as Managing Partner of Practice Strategy at Andersen Consulting -- now known as Accenture.

     Robert J. Kamerschen serves on the Board and is the retired Chairman and Chief Executive Officer of Advo, Inc. and a Senior Consultant. Mr. Kamerschen served as Chairman and Chief Executive Officer of DIMAC Marketing Corporation from August 1999 until February 2001. Prior to joining DIMAC Marketing Corporation, Mr. Kamerschen served as Chairman and Chief Executive Officer of Advo Inc. from November 1988 until June 1999. Mr. Kamerschen also serves on the Boards of Directors of Memberworks, Inc., Linens 'n Things, Inc., IMS Health, R.H. Donnelly Corp. and Radio Shack Corp. On April 6, 2000, DIMAC Marketing Corporation filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court in Wilmington, Delaware. DIMAC and its subsidiaries emerged from bankruptcy protection on February 28, 2001.

     H. Eugene Lockhart serves on the Board and as of February 1, 2003, he became a Venture Partner at Oak Investment Partners. Prior to joining Oak Investment Partners, Mr. Lockhart served as President and Chief Executive Officer of The New Power Company. Prior to joining The New Power Company, Mr. Lockhart served as President of Consumer Services at AT&T and a member of the company's most senior executive body, the AT&T Operations Group. Mr. Lockhart served as President of BankAmerica Corporation's Global Retail Bank. Mr. Lockhart is Chairman of the Board of the New Power Company. In addition, Mr. Lockhart also serves on the Boards of Directors of IMS Health, NPW, Inc. and The Radio Shack Corporation. On June 11, 2002, The New Power Company filed Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

     Mary A. Madden serves on the Board and is the Chief Operating Officer of Valubond, Inc. Prior to joining Valubond, Inc., Ms. Madden previously served as the President and Chief Operating Officer of eAttorney and as President and Co-Chief Executive Officer of Information America, Inc.

     Barry L. Williams serves on the Board and is the President of Williams Pacific Ventures, Inc. Mr. Williams also serves on the Boards of Directors of Kaiser Permanente, PG & E Corp., Northwestern Mutual Life Insurance Company, Newhall Land and Farming Company, Simpson Manufacturing Company, Inc., CH2M Hill, Inc., USA Group, Inc. and R.H. Donnelly Corp.

COMPENSATION OF DIRECTORS

     Directors who are not employees currently include Messrs. Williams, Fuchs, Kamerschen and Lockhart and Ms. Madden. The Company currently pays non-employee directors an annual retainer of $10,000 per year. Directors who are also employees do not receive retainers or any incremental compensation. In addition, each non-employee director is granted annual non-qualified stock options to purchase 7,500 shares of Common Stock. The non-qualified stock options vest one-third per year. Each non-employee director also received a one time stock grant of $50,000 of deferred stock units that will vest one-fifth per year. Beginning in 2003, non-employee directors receive a fee in the amount of $1,500 for each board meeting and $1,000 for each committee meeting. Finally, each non-employee director that serves as a committee chairman receives an additional fee in the amount of $3,000 on an annual basis.

     Each non-employee director may elect to have all or a specified part of the retainer and fees deferred as deferred stock units or a deferred cash amount, until he or she ceases to be a director. Non-employee directors also have the option to convert the retainer to Common Stock. The amount of deferred stock units credited or stock issued will be based on the fair market value of the Common Stock on the date the retainer is payable, which was the first business day in January.

     In addition, members of the Board are required to maintain a minimum level of stock ownership. In 2000, the Board approved director and officer stock ownership guidelines. See "Compensation and Benefits Committee Report on Executive Compensation." Members of the Board are required to own at least 5,000 shares of Common Stock, achieving such minimum guideline level in no later than five years (at least one-half of the guideline must be met after three years).

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and the four most highly compensated executive officers during 2002, 2001 and 2000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                ANNUAL COMPENSATION(1)
                                                                                      -------------------------------------------
                                                LONG-TERM COMPENSATION AWARDS(2)                     SECURITIES
                                             --------------------------------------    RESTRICTED    UNDERLYING
NAME AND PRINCIPAL                                                     OTHER ANNUAL      STOCK        OPTIONS/     ALL OTHER(6)
POSITION                           YEAR(3)   SALARY($)   BONUS($)(4)   COMPENSATION   AWARDS($)(5)    SARS(#)     COMPENSATION($)
------------------                 -------   ---------   -----------   ------------   ------------   ----------   ---------------
Wayne P. Yetter..................   2002     $550,000     $     --         $--               --            --        $123,086
  Chairman and Chief                2001      550,000       41,250          --          137,500       100,000          18,435
  Executive Officer                 2000      550,000      226,875          --          330,000       352,880           8,894
Clifford A. Farren, Jr...........   2002     $210,000     $ 47,000         $--               --        35,000        $ 66,000
  Senior Vice President             2001      206,894        7,140          --               --        50,000          10,362
  and Chief Financial
  Officer(7)
Vincent J. Napoleon..............   2002     $231,188     $ 28,969         $--               --        25,000        $357,685
  Senior Vice President,            2001      225,000       11,250          --           56,500        30,000         140,661
  Secretary and
  General Counsel
Kenneth Tyson....................   2002     $284,715     $ 19,143         $--               --        35,000        $119,934
  Senior Vice President,            2001      250,987       11,646          --               --        60,000          39,885
  International(8)
Timothy E. Waller................   2002     $206,667     $ 27,000         $--               --        35,000        $ 66,923
  Senior Vice President,
  Americas and Chief
  Technology Officer

---------------

(1) In accordance with the rules of the SEC, the compensation set forth in the table does not include medical insurance, group life insurance or other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

(2) Options granted to the Named Executive Officers were granted at fair market value on the date of grant as determined by the Company's Compensation and Benefits Committee.

(3) Amounts shown as 2002 and 2001 compensation reflect compensation paid by the Company. The amounts shown as 2000 compensation reflect compensation paid by IMS Health for the first seven months of 2000 and by the Company for the last five months of 2000.

(4) Amounts shown for 2001 and 2000 represent cash bonuses earned in a given fiscal year and generally paid in the following fiscal year; for 2002, reflects cash bonuses earned and paid in fiscal year 2002 and 2003. For Mr. Farren in 2002, reflects special, one-time bonus award of $15,000. The fiscal year ended December 31, 2000 bonus amounts shown include, for Mr. Yetter, cash bonuses earned under IMS Health's Executive Annual Incentive Plan for the first seven months of 2000 and by the Company during the last five months of 2000.

(5) Amount represents restricted share units (Performance Accelerated Restricted Stock Units ("PARS")) that the Company granted in 2002, 2001 and 2000. For Mr. Yetter in 2001, represents 30,420 PARS which fully vest after seven years; for Mr. Yetter in 2000, represents 73,008 PARS which fully vest after five years. For Mr. Napoleon in 2001, represents 12,444 PARS which fully vest after seven years. Both awards in 2001 and 2000 may be accelerated to vest as soon as three years (two years for the 2000 award) if certain earnings, revenue and stock price hurdles are achieved. At December 31, 2002, Mr. Yetter held 103,428 PARS with a value of $96,188 and Mr. Napoleon held 12,444 PARS with a value of $11,573.

(6) Includes contributions under the Savings Plan and Savings Equalization Plan as follows:

                                                   CONTRIBUTIONS UNDER
                                                   THE SAVINGS PLAN AND
                                                SAVINGS EQUALIZATION PLAN
                                                --------------------------
                                                 2000     2001      2002
                                                ------   -------   -------
Mr. Yetter....................................  $4,125   $13,452   $18,206
Mr. Farren....................................      --        --        --
Mr. Napoleon..................................      --        --   $ 1,939
Mr. Tyson.....................................      --   $37,594   $43,362
Mr. Waller....................................      --        --   $   917

---------------

      Note: For Mr. Tyson above, represents contributions under the Company's UK pension plan (L27,262 for 2002 and L25,887 for 2001).

      Also, included in All Other Compensation are investment plan earnings in the following amounts: Mr. Yetter, $111 for 2002, $214 for 2001; Mr. Napoleon, $12 for 2002; and Mr. Waller, $6 for 2002. Includes life insurance premiums for Mr. Yetter in the amount of $4,769 and for Mr. Tyson in the amount of $1,250 for 2002 and $2,291 for 2001. Mr. Napoleon's total includes relocation expense reimbursement of $13,209 in 2002 (fully deductible by the Company) and $140,661 in 2001 (of which, $19,570 is deductible by the Company and non-taxable to Mr. Napoleon and $121,091 non-deductible by the Company and taxable to Mr. Napoleon). Mr. Farren also received $10,362 in 2001 in non-deductible, taxable relocation expense reimbursement.

      In addition, a portion of the amounts reflected in All Other Compensation for 2002 is consideration attributed to re-negotiated contracts with the Named Executive Officers in the following amounts: Mr. Yetter, $100,000; Mr. Farren, $66,000; Mr. Napoleon, $342,525; Mr. Tyson, $76,572; and Mr.
      Waller, $66,000.

(7) Mr. Farren's salary for 2001 includes a one-time payment for expanded responsibilities due to the organization's restructuring.

(8) Mr. Tyson works in the Company's UK office and receives compensation in British Sterling. All compensation amounts have been translated to US dollars using a foreign exchange ratio of $1.00 US Dollar per L0.6287 UK Pound for 2002 and L0.6886 for 2001.

                             OPTION GRANTS IN 2002

     The following table provides certain information concerning individual grants of stock options made during 2002 to the Named Executive Officers.

                                 INDIVIDUAL GRANTS
                             --------------------------
                                              PERCENT
                                              OF TOTAL
                                              OPTIONS                               POTENTIAL REALIZABLE VALUE AT ASSUMED
                              SECURITIES     GRANTED TO                                  ANNUAL RATES OF STOCK PRICE
                              UNDERLYING     EMPLOYEES    EXERCISE                      APPRECIATION FOR OPTION TERM
                                OPTIONS      IN FISCAL    PRICE PER   EXPIRATION   ---------------------------------------
NAME                         GRANTED(#)(1)      YEAR      SHARE($)       DATE        0%          5%              10%
----                         -------------   ----------   ---------   ----------   ------   -------------   --------------
Wayne P. Yetter............         --          n/a          n/a             n/a     --              --               --
Clifford A. Farren, Jr.....     35,000          6.2%        0.41      10/28/2012     --      $    9,025      $    22,870
Vincent J. Napoleon........     25,000          4.4%        0.41      10/28/2012     --      $    6,446      $    16,336
Kenneth Tyson..............     35,000          6.2%        0.41      10/28/2012     --      $    9,025      $    22,870
Timothy E. Waller..........     35,000          6.2%        0.41      10/28/2012     --      $    9,025      $    22,870
All Stockholders(2)........        n/a          n/a          n/a             n/a     --      $6,997,762      $17,733,703

---------------

(1) All stock options were granted pursuant to the SYNAVANT 2000 Stock Incentive Plan at an exercise price not less than fair market value on the date they were granted. All options vest over three years, 1/3 per year, beginning on the first anniversary of the grant date subject to accelerated vesting upon a change in control.

(2) Based on 15,242,578 total shares outstanding on March 19, 2003, and stock price appreciation from a base share price of $0.73, the weighted-average exercise price of all options granted in the fiscal year ended December 31, 2002.

                      AGGREGATED OPTION EXERCISES IN 2002
                           AND YEAR-END OPTION VALUES

     The following table provides certain information concerning the number and value of exercised and unexercised options held by the Named Executive Officers as of the end of fiscal year ended December 31, 2002. The Named Executive Officers exercised no options in 2002.

                                                                   NUMBER OF SECURITIES
                                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                     OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                  NUMBER OF                             YEAR END(#)            AT FISCAL YEAR END ($)(1)
                               SHARES ACQUIRED   DOLLAR VALUE   ---------------------------   ---------------------------
NAME                           ON EXERCISE (#)     REALIZED     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           ---------------   ------------   -----------   -------------   -----------   -------------
Wayne P. Yetter..............        --               --          474,346        184,295          --               --
Clifford A. Farren, Jr.......        --               --          269,722         88,910          --           18,200
Vincent J. Napoleon..........        --               --           43,333         61,667          --           13,000
Kenneth Tyson................        --               --           81,152        105,576          --           18,200
Timothy E. Waller............        --               --           57,434         88,718          --           18,200

---------------

(1) Dollar values were calculated determining the difference between the fair market value of the underlying securities on December 31, 2002, $0.93, and the exercise price of the options.

                      EQUITY COMPENSATION PLAN INFORMATION

     The following table provides information as of December 31, 2002, with respect to the Company's compensation plans under which its equity securities are authorized for issuance:

                                        NUMBER OF
                                    SECURITIES TO BE
                                       ISSUED UPON        WEIGHTED-AVERAGE     NUMBER OF SECURITIES REMAINING
                                       EXERCISE OF        EXERCISE PRICE OF    AVAILABLE FOR FUTURE ISSUANCE
                                       OUTSTANDING           OUTSTANDING         UNDER EQUITY COMPENSATION
                                    OPTIONS, WARRANTS     OPTIONS, WARRANTS      PLANS EXCLUDING SECURITIES
PLAN CATEGORY                          AND RIGHTS            AND RIGHTS                ALREADY ISSUED
-------------                      -------------------   -------------------   ------------------------------
Equity compensation plans
  approved by stockholders(1)....       7,971,729               $8.57                    1,028,836
Equity compensation plans not
  approved by stockholders.......             N/A                 N/A                          N/A

---------------

(1) Consists of 571,164 shares subject to awards granted under the Company's 2000 Stock Incentive Plan and 7,400,565 shares subject to awards under the Company's 2000 Replacement Plan for IMS Health Incorporated Equity Awards (the "Replacement Plan"). All of the awards granted under the Replacement Plan consist of stock options. Of the awards granted under the Company's 2000 Stock Incentive Plan, 305,028 shares are issuable upon the exercise of stock options, 234,065 shares consist of restricted stock units and 32,071 shares consist of deferred stock units issued to the Company's non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There were no transactions during 2002 to which the Company was a party, in which the amount involved exceeded $60,000 and in which any of the Company's directors or executive officers, any 5% stockholder, or any member of the immediate family of any of those persons were involved.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following non-employee directors were the members of the Compensation and Benefits Committee of the Board during 2002: Messrs. Kamerschen (Chairman), Fuchs and Lockhart. None of the current members of the Compensation and Benefits Committee has any direct or indirect material interest in the Company outside of his position as a director. Messrs. Kamerschen and Lockhart also serve on the Board of Directors for IMS Health.

REPORT OF THE COMPENSATION COMMITTEE

     The Compensation and Benefits Committee reviews and approves the cash and equity components of the compensation programs for the Company's senior executives. Equity based compensation for all executive officers is reviewed and approved by the Compensation and Benefits Committee.

     The Company relies heavily on incentive compensation programs to motivate superior performance, both short- and long-term. These programs, which provide compensation in cash and stock, place a major portion of the Company's senior executives' compensation at risk. Compensation under these programs varies, depending on the Company's performance as a whole. Such programs hold executives directly accountable for results and promote a sharp and continuing focus on building stockholder value.

     Philosophy. The Compensation and Benefits Committee and the Board believe that to build stockholder value the Company should closely align the financial interests of its employees with the financial interests of the Company's stockholders. Moreover, the Company believes that top-caliber executives and employees can drive stockholder value, in particular, by delivering customer satisfaction. The Company wants senior executives to operate its business with a long-term perspective, while striving to deliver annual results, in accordance with the Company's approved strategy and growth objectives.

     The Compensation and Benefits Committee believes it is important that senior executives establish and maintain an equity ownership in the Company. The Company further believes that this ownership should be a significant portion of the executive's wealth. As such, the Compensation and Benefits Committee has established stock ownership requirements for those officers known as the Board Review Group. Ownership guidelines range from 110,000 shares for the Chief Executive Officer to 50,000 shares for other officers. The Compensation and Benefits Committee has decided to allow executives three years to achieve one-half of the requirement and must fully meet the ownership requirement after five years. Stock ownership is defined to include: (a) shares owned outright by the executive or family members, (b) 25% of any equity awards and (c) shares held in 401(k), savings programs and the Employee Stock Purchase Plan ("ESPP"). At least 25% of net shares acquired upon exercise of options must not be sold, unless ownership guidelines are met.

     In determining compensation opportunities and payments to executives, the Company looks at the competitive opportunities and payments among a comparator group of companies. The companies used for comparison purposes include several customer relationship management providers, e-healthcare related organizations and other healthcare information technology providers.

     Compensation data for the comparator companies comes from bench marking surveys conducted by independent compensation consultants. In reviewing the data, the Company takes into account how its compensation policies and overall performance compare to similar indices for the comparator group. In general, the Company seeks to target an executive's total compensation opportunity, earnable based on the Company's strong performance, between the 50th and 75th percentile of comparator group compensation for the corresponding position. In a review of the compensation opportunities provided to the five Named Executive Officers, overall, for the fiscal year ended December 31, 2002, the actual pay positioning ranked at approximately the 50th percentile. While base salaries and total cash compensation were, overall, at market median, the long-term incentive opportunity ranked below market median. The Company's decisions, however, take into account other factors including individual, business unit and the Company's overall performance and stockholder returns.

     Base Salary. Base salary compensates an executive for ongoing performance of assigned responsibilities. The Compensation and Benefits Committee reviews base salaries annually. In determining whether to adjust the base salary of an executive, including the Company's Chief Executive Officer, the Company takes into account salaries paid for comparable positions at other companies, changes in the executive's responsibilities, the individual performance of the executive and the Company's compensation philosophy favoring variable performance-based compensation. No specific weights are applied to these factors in determining base salary adjustments. For 2002, the Company approved minimal salary increases (generally merit increases) for some executive officers to preserve the Company's competitive positioning in the marketplace for executive talent. Additionally, for 2002, the Company gave consideration to the Company's financial performance, restructuring of the organization and the departure of a senior executive officer in determining the size of the salary increases for the five Named Executive Officers.

     Annual Cash Incentives. An annual incentive generally rewards an executive for financial results achieved for the year. These awards depend on the level of achievement of financial targets set at the beginning of the plan year. For 2002, the Company set financial targets based on the performance measures of revenue growth and Earnings Before Interest, Tax, Depreciation, & Amortization ("EBITDA"). For the Company's group or regional executives, their bonus is based, in part, on their group or regional revenue and EBITDA results. Additionally, the Company measures and reviews annually its achievement toward its "leading indicators," which are performance objectives which focus on specific clients and geographic areas.

     With respect to each performance measure, the executive does not earn an annual incentive unless performance exceeds a predetermined "floor" for that measure. The bonus opportunity with respect to a measure is earned if the target is achieved, with performance between the floor and the target resulting in a lower bonus with respect to that performance measure. An amount larger than the bonus opportunity for each performance measure can be earned, up to a specific limit, for exceeding the target for that measure.

     In 2002, the Company's financial performance was, overall, below targeted performance for the incentive plan. Some factors that were either beyond the executives' control or were difficult to forecast contributed to the performance shortfall, such as an economic slowdown, delays in customer purchase decisions, and a significant restructuring. In recognition of these factors, as well as the achievement of certain Individual Performance Objectives, the Board authorized a bonus payment ranging up to 15% of base salary for the five Named Executive Officers. Additionally, for group or regional executives, their bonus payment may reflect achievement of group or regional financial results.

     Stock Options. The Company uses stock options as its primary long-term incentive mechanism because options reward executives to the extent that the market value of the underlying shares, and hence stockholder value, has increased. Factors considered, although not weighted, when the Company determines senior executive options grants, include:

     - competitiveness of total compensation;

     - level of responsibility;

     - individual performance;

     - potential future contributions; and

     - reward incentive to sustain the effort required to enhance stockholder value over the long-term.

     The Company believes this approach effectively aligns executive interests and stockholder interests, reinforces an entrepreneurial mindset, builds a high-performance culture and increases the "at risk" portion of each executive's compensation. This program also helps the Company to attract and retain high quality personnel in an increasingly competitive employment market. In 2002, each of the Named Executive Officers, except Mr. Yetter, received a stock option award under the program with an exercise price equal to the fair market value of the stock on the date granted.

     Other Benefits. The Company provides a variety of employment benefits to be competitive in attracting and retaining talented executives to work for the Company. Among the more important are severance benefits provided under the Company's Employee Protection Plan and retention and severance benefits provided in Change-in-Control Agreements entered into with executives.

     In 2002, the Company entered into new agreements with each of the five Named Executive Officers. These new agreements were drafted in order to retain and motivate the Company's executive talent through consummation of anticipated corporate financial restructurings and transactions, including but not limited to planned asset sales, divestitures and/or mergers. The Compensation and Benefits Committee felt it was in the best interest of stockholders that when these transactions occur, it is imperative that the Company preserve the nature of the transaction and executive talent be retained and motivated before, during, and after the close of any transaction. Because of this, the Compensation and Benefits Committee, and the full Board, entered into new agreements with each Named Executive Officer. Generally, these agreements provide enhanced benefits to the Company in the following fashion: non-competition, non-solicitation, and non-disclosure; retention or stay bonuses; and/or modified severance benefits in the event of termination pursuant to a Change-in-Control transaction.

     The Compensation and Benefits Committee evaluates the Company's compensation policies and procedures with respect to executives on an ongoing basis. Although the Compensation and Benefits Committee believes that current compensation policies have been successful in aligning the financial interests of executive officers with those of the Company's stockholders and with the Company's performance, it continues to examine what modifications, if any, should be implemented to further link executive compensation with both individual and the Company's performance.

     Compensation of the Chief Executive Officer. In 2002, the Company's Chief Executive Officer was paid a base salary of $550,000, which reflects no change from 2001 to 2002. Further, Mr. Yetter did not receive a bonus for fiscal year 2002. The Compensation and Benefits Committee believes the cash compensation that the Company paid was commensurate with Mr. Yetter's performance.

     The Compensation and Benefits Committee believes that it is very important to motivate and encourage the Chief Executive Officer to drive financial performance and stock price increases. As such, the Company believes in setting a competitive pay package with opportunities for pay to increase as the Company's performance increases. The Company considered several factors in setting Mr. Yetter's compensation package, including such quantitative factors as increases in revenues, earnings, stock price appreciation and other financial performance metrics. The Company also considers qualitative factors, such as leadership and vision, innovativeness, quality and teamwork.

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits amounts that can be deducted for compensation paid to certain executives to $1,000,000 unless certain requirements are met. No executive officer has received compensation in excess of $1,000,000 and therefore there are no compensation amounts that are nondeductible at present. The Compensation and Benefits Committee will continue to monitor the applicability of Section 162(m) to the Company's compensation program.

     No member of the Compensation and Benefits Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation and Benefits Committee.

     Submitted by the Compensation and Benefits Committee of the Board of Directors.

                                          Robert J. Kamerschen (Chairman)
                                          Peter H. Fuchs
                                          H. Eugene Lockhart

REPORT OF THE AUDIT COMMITTEE

     In accordance with its written charter adopted by the Board, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and financial reporting practices. The Audit Committee recommends to the Board, subject to stockholder approval, the selection of the Company's independent accountants.

     Management is responsible for the Company's internal controls. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee has general oversight responsibility with respect to the Company's financial reporting and reviews the results and scope of the audit and other services provided by the Company's independent auditors.

     In this context, the Audit Committee has met and held discussions with management and the Company's independent auditors. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the Company's independent auditors. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

     The Company's independent auditors also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors their independence.

     Based upon the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representations of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC.

     Submitted by the Audit Committee of the Board of Directors:
                                          Barry L. Williams (Chairman)
                                          Peter H. Fuchs
                                          Mary A. Madden

STOCK PERFORMANCE GRAPH

     Set forth below is a line graph comparing the change in the cumulative total stockholder return on the Common Stock, the Nasdaq National Market Index and the Russell 3000 Index for the period commencing on September 1, 2000, the date following the Company's spin-off from IMS Health, and ending December 31, 2002, the last trading day of the year (the "Measuring Period"). The graph assumes that the value of the investment in the Common Stock and each index was $100 on September 1, 2000. The Company's prior proxy statements included the H&Q Technology Index rather that the Russell 3000 Index. However, the H&Q Technology Index is no longer active.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
              AMONG SYNAVANT, NASDAQ INDEX AND RUSSELL 3000 INDEX

                              (PERFORMANCE GRAPH)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides information concerning beneficial ownership of the Common Stock as of May 12, 2003, by:

     - each stockholder that the Company knows owns more than 5% of the outstanding Common Stock;

     - each of the Named Executive Officers;

     - each of the Company's directors; and

     - all of the Company's directors and executive officers as a group.

     The following table lists the applicable percentage of beneficial ownership based on 15,242,578 shares of Common Stock outstanding as of May 12, 2003. The information in the table is based upon information provided by each director and each current and former executive officer and, in the case of the beneficial owners of more than 5% of the outstanding Common Stock, the information is based upon Schedules 13G filed with the SEC. Except where noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     The second column shows separately shares of Common Stock that may be acquired by exercise of stock options within 60 days after May 12, 2003, by the directors and Named Executive Officers individually and as a group. These shares are not included in the numbers shown in the first column. Shares of Common Stock that may be acquired by exercise of stock options are deemed outstanding for purposes of computing the percentage beneficially owned by the persons holding these options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. No warrants were outstanding as of May 12, 2003.

                                                                        NUMBER OF
                                                         NUMBER OF        SHARES
                                                         SHARES OF      SUBJECT TO   PERCENTAGE OF
NAME(1)                                               COMMON STOCK(2)    OPTIONS     COMMON STOCK
-------                                               ---------------   ----------   -------------
Wayne P. Yetter.....................................       144,428        508,640         4.15%
Clifford A. Farren, Jr..............................         1,790        290,298         1.88%
Vincent J. Napoleon.................................        12,444         43,333             *
Kenneth Tyson.......................................         3,578         81,152             *
Timothy E. Waller...................................            --         71,152             *
Peter H. Fuchs......................................         4,459         12,500             *
Robert J. Kamerschen................................        18,268         12,500             *
H. Eugene Lockhart..................................         9,897         12,500             *
Mary A. Madden......................................        10,078          7,500             *
Barry L. Williams...................................         6,242         12,500             *
Westport Asset Management, Inc.(3)..................     1,784,930             --        11.71%
Wellington Management Company, LLP(4)...............     1,569,210             --        10.29%
Entities affiliated with Glenview Capital
  Management, LLC(5)................................     2,641,679             --        17.33%
Affiliates of JMB Capital Partners, L.P.(6).........       980,200             --         6.43%
Directors and executive officers as a group (10
  persons)..........................................       211,184      1,052,075         7.75%

---------------

 *  Less than one percent.

(1) Except as set forth herein, the business address of the named beneficial owner is c/o SYNAVANT Inc., 3445 Peachtree Road, N.E., Suite 1400, Atlanta, Georgia 30326.

(2) Includes 103,428 restricted stock units for Mr. Yetter that have not fully vested and 12,444 restricted stock units for Mr. Napoleon that have not fully vested. For Non-Employee Board members, includes deferred stock units under the 2000 Non-Employee Directors' Deferred Compensation Program (See "Director Compensation"), which vest 20% per year commencing on the first anniversary of the date of grant: Mr. Fuchs, 3,345 total unvested deferred stock units; Mr. Kamerschen, 3,345 total unvested deferred stock units; Mr. Lockhart, 5,574 total unvested deferred stock units; Ms. Madden, 7,559 total unvested deferred stock units and Mr. Williams 3,345 total unvested deferred stock units. In addition, includes 6,673 vested deferred stock units for Mr. Lockhart and 2,230 vested deferred stock units for Mr. Williams.

(3) Westport Asset Management, Inc. ("Westport"), and its subsidiary Westport Advisors LLC ("Advisors") filed a joint Amendment No. 3 to Schedule 13G with the SEC on February 14, 2003. The Schedule 13G/A shows that Westport and Advisors together may be deemed to beneficially own the number of shares reported in the table above, including sole power to vote 1,291,550 shares, shared power to vote 140,500 shares, sole power to dispose of 1,291,550 shares and shared power to dispose of 493,380 shares. Westport owns 50% of Advisors. Westport's address is 253 Riverside Avenue, Westport, Connecticut 06880.

(4) Wellington Management Company, LLP ("WMC") filed an Amendment No. 1 to
    Schedule 13G with the SEC on February 12, 2003. The Schedule 13G/A shows that WMC, in its capacity as investment advisor, may be deemed to beneficially own the number of shares reported in the table above, which are held of record by clients of WMC. The Schedule 13G/A also shows that WMC has sole voting power and sole dispositive power over none of the reported shares and shared power to vote 1,452,290 of such shares and shared power to dispose of all of 1,569,210 of such shares. WMC's address is 75 State Street, Boston, Massachusetts 02109.

(5) Glenview Capital Management, LLC ("Glenview") filed a Schedule 13G with the SEC on February 14, 2003. The Schedule 13G shows that Glenview, Glenview Capital GP, LLC, Glenview Capital Partners, L.P., Glenview Capital Partners (Cayman, Ltd.) and Glenview Institutional Partners, L.P., each has shared power to vote 2,641,679 shares and shared power to dispose of 2,641,679 shares. Glenview's address is 540 Madison Avenue, 33rd Floor, New York, New York 10022.

(6) JMB Capital Partners, L.P. ("JMB"), Smithwood Partners, LLC ("Smithwood"), and Jonathan Brooks filed a Schedule 13G with the SEC on March 28, 2003. The
    Schedule 13G shows that JMB, Smithwood and Mr. Brooks each have the sole power to vote and sole power to dispose of 980,200 shares. Smithwood is the general partner of JMB and Mr. Brooks is the sole member and manager of Smithwood. The principal address of JMB, Smithwood and Mr. Brooks is 1999 Avenue of the Stars, Suite 2040, Los Angeles, California 90067.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than 10% of the outstanding Common Stock to file with the SEC reports of their ownership and changes in ownership of the Common Stock held by such persons. Officers, directors and stockholders owning more than 10% of the Common Stock are also required to furnish the Company with copies of all forms they file under this provision. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, all Section 16(a) filing requirements applicable to the Company's officers, directors and principal stockholders were met during 2002, with the exception of a Form 3 Initial Statement of Beneficial Ownership of Securities that Glenview Capital Management, LLC, and certain related entities (collectively, "Glenview") neglected to file and 38 transactions that Glenview neglected to report on a Form 4 Statement of Changes in Beneficial Ownership of Securities.